OFFERING STATEMENT ON FORM C

May 4, 2024

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BLUE MAHOE CAPITAL, INC.

A Delaware Corporation
1209 Orange Street
WILMINGTON, DELAWARE
19801
1(844) 342-6631

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COMMON STOCK
MINIMUM AMOUNT 5,000 AND MAXIMUM AMOUNT 500,000 SHARES AT $10.00 PER SHARE

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Blue Mahoe Capital ("Blue Mahoe Capital", the "Company", "we", "us", or "our") is conducting this offering of shares of its Common Stock (individually, a "Share", and collectively, the "Shares") on Form C (the "Offering Statement") through Silicon Prairie Online LLC ("Silicon Prairie") in reliance upon an exemption from registration pursuant to Section 4(a)(6) and Regulation Crowdfunding (§227.100 et seq.) ("Reg CF") of the U.S. Securities Act of 1933, as amended (the "Securities Act") promulgated by U.S. Securities and Exchange Commission (the "SEC").

Blue Mahoe Capital is a Delaware corporation formed on April 27, 2021. We intend to raise capital to fund the development and construction of affordable houses essential in Jamaica and Barbados with additional opportunities to be explored in The Bahamas and Guyana.

Silicon Prairie is a funding portal registered with the SEC and FINRA, is not a registered broker-dealer, and does not give investment advice, endorsements, analyses, or recommendations with respect to any securities. All securities offered hereby, and all information included in this document, is the responsibility of the Company and Silicon Prairie has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Silicon Prairie nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information in this document or the use of information in this document.

	Shares Offered	Price Per Share [1]	Gross Proceeds	Commissions [2]	Net Proceeds [3]
Minimum Offering	5,000	$10.00	$50,000	$5,500	$44,500
Maximum Offering	500,000	$10.00	$5,000,000	$185,000	$4,815,000
Minimum Investment [4]	50	$10.00	$500	$25	$475

(1) The Company may elect in its sole discretion to selectively discount the purchase price per Share to any purchaser, based on size of a subscription, timing of purchase, and other factors deemed relevant by the Company.

(2) The compensation to be paid to Silicon Prairie includes a listing fee of $3000 plus commissions of 5.00% of the amount sold from $0 to $1,000.000.00 plus 4.00% of the amount sold between $1,000,000.01 and $2,000,000.00 plus 3.00% of the amount sold between $2,000,000.01 and $10,000,000.00. Total commissions earned on any particular financing are based on cumulative lifetime raises with Silicon Prairie which, in the case of the Company, total $0 as of April 6, 2024.

(3) Excludes up to $30,000 and $100,000 of legal, accounting, and promotional expenses that may be incurred by the Company in connection with this offering in the minimum and maximum cases, respectively.

(4) Offering costs for the minimum investment include commissions of 5.00% of gross proceeds but exclude legal, accounting, and promotional expenses.

THE DATE OF THIS OFFERING STATEMENT ON FORM C IS MAY 4, 2024

Additional Information

Questions, inquiries, and requests for information regarding the Company may be directed to:


David Mullings
Chairman & Chief Executive Officer
1-844-342-6631
david@bluemahoecapital.com
BLUE MAHOE CAPITAL, INC.
1111 Brickell Ave, Floor 11, Miami, FL 33131
bluemahoecapital.com


Disclaimers

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company is filing this Form C pursuant to Regulation CF of the Securities Act, which requires that it must file a report with the SEC annually and post the report on its website at bluemahoecapital.com no later than 120 days after the end of each fiscal year covered by the report.

You should rely only on the information contained in this Offering Statement Form C. We have not authorized anyone to provide you with information different from that contained herein. You should assume that the information contained in this Form C is accurate only as of the date hereof, regardless of the time of delivery. Our business, financial condition, results of operations, and prospects may have changed since such date.

The statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by:

(1) Being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended,

(2) Filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record,

(3) Filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000,

(4) The repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or

(5) The liquidation or dissolution of the Company.

Eligibility

The following are true for the Company, specifically it is:

- Organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation CF.
- Has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation CF during the two years immediately preceding the filing of this Offering Statement.
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Other Information

Neither the Company nor its Predecessor have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation CF.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Forward Looking Statements

This Offering Statement on Form C and any documents incorporated by reference contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Offering Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "should", "can have", "likely", and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Offering Statement and any documents incorporated by reference are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Offering Statement, you should understand that these statements are not guarantees of performance or results and involve risks, uncertainties, and assumptions, many of which are beyond the Company's control. Although the Company believes that its forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect actual operating and financial performance and may cause such to differ materially from that anticipated. Should one or more of these risks or uncertainties materialize, or should any assumptions prove incorrect or change, the Company's actual performance may vary materially from that projected in forward-looking statements.

Any forward-looking statement made by the Company in this Offering Statement, or any documents incorporated by reference, speaks only as of the date hereof. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether because of new information, future developments, or otherwise, except as may be required by law.

THE DATE OF THIS OFFERING STATEMENT ON FORM C IS MAY 4, 2024

TABLE OF CONTENTS

EXECUTIVE SUMMARY

We are a corporation that intends to primarily specialize in real estate development. Our investment geographic focus is expected to be the Caribbean with specific interest in Jamaica and Barbados, and potentially The Bahamas and Guyana. Our management team has identified an opportunity to build affordable houses in the Caribbean. Our core focus will be to build affordable houses while also considering the UN Sustainable Development Goals when assessing projects. Jamaica and Barbados alone require 100,000 affordable 1, 2 and 3 Bedroom houses to be built in the next 10 years. Our overall goal will be to generate a reasonable return on invested capital in the development of affordable housing.

The Company has partnered with a developer in Jamaica, which we have vetted and believe to be reliable. The developer has completed the design and building of a 1 Bedroom model house used as the sales office and already delivered forty-nine (49) 2 bedroom houses in the Old Harbour area, as is expected to complete an additional 50 2 bedroom houses in the next 60 days. The single bedroom houses are expected to have a selling price of J$8 Million (approximately US$51,000) and qualified purchasers will be able to receive up to J$7.5 Million per person for their purchase from the Jamaica has a National Housing Trust (N.H.T.), which also provides preferential rate mortgages to qualified participants. . The Company will be one of a small number of businesses that can provide housing at a price below the J$10 Million price point. Over 70,000 Jamaicans are currently qualified for the N.H.T. mortgage.



PENN VILLAGE

Located in St Catherine, close to Old Harbour, Penn Village is a perfect place for families to own their home. Development of 200 Homes at an affordable price

FEATURES

- Lots sizes start at 2400 sq ft
- Units are 400 sq ft
- Full bathroom
- Kitchenette Cabinets
- Ceramic floors
- Room for expansion to the units







AFFORDABLE HOUSING

The 2 bedroom houses were initially announced by the developer in 2 phases with Phase A selling out in 24 hours and Phase B selling out in 30 minutes. The Company anticipates that the 1 bedroom houses will sell reasonably quickly as well with a total of 700 that can be built on the land owned by one of our partners. Phase A will consist of 200 houses. Using the prefab approach, our partners will be able to deliver the 1 Bedroom houses for a cost of US$25,000 each, assuming that material and labor costs do not increase. This provides a comfortable margin for cost increases while still keeping the selling price steady and delivering an affordable starter home to Jamaicans from all walks of life, especially the underserved community of teachers, nurses and public servants.

The Company intends to identify opportunities to build additional houses across Jamaica. The Company also intends to pursue a relationship with the Government of Barbados to support their H.O.P.E. program, Home Ownership Providing Energy, which uses solar installations on the roof of new houses to cover the cost of the land thus bringing down the cost of the purchase. Our Chairman and CEO visited Barbados in December 2023 to meet with the Minister of Land and Housing and was taken on a tour of current projects as well as sites for additional projects. We are confident that a strong relationship will be formed with the Government of Barbados to support their affordable housing initiatives. The Blue Mahoe Capital team intends to travel to Barbados in June 2024 to finalize a memorandum of understanding with the Government of Barbados to provide financing for their housing project.

Blue Mahoe Capital is led by a core team of five (5):
• David Mullings, MBA - Chairman and Chief Executive Officer;
• Robert Mullings, MBA - President and Chief Operating Officer;

- Kevin Burrows, CFA, CAIA - Chief Investment Officer;
- Tanya Peralto - Investor Relations Specialist, Retail
- Danielle Lee-Ziadie - Financial Controller

Currently, the Company is being financially supported by David Mullings, our sole shareholder, and his holding companies Skywalker Holdings, LLC and Blue Mahoe Holdings Inc. along with consulting services provided by Blue Mahoe Capital Partners, Inc. The Company has not raised any capital to date, however, capital was committed from affiliated entities to cover the costs of the audit fees. This will be the first offering of securities for sale. A total of 17,000,000 shares have been issued to Skywalker Holdings, LLC and Blue Mahoe Holdings, Inc. in return for their capital contributions to commence operations and capital raising.

The Company currently has 2 full-time employees, 2 part-time employees and 3 consultants. It is headquartered at 1111 Brickell Ave, Floor 11, Miami, Florida 33131. It's telephone number is 1-844-342-6631, it's general email address is info@bluemahoecapital.com, it's website is bluemahoecapital.com.

THE OFFERING & PLAN OF DISTRIBUTION

The following summary relates to the terms of the Common Stock offered by the Company and is not intended to be a complete description of such terms. This summary is qualified in its entirety by the organizational documents of the Company including its Certificate of Incorporation.

The Securities:

The Company is a Delaware corporation incorporated on April 27, 2021 and is governed by the terms and conditions of its certificate of incorporation and bylaws. Under the provisions of such documents, as of April 28, 2024, Blue Mahoe Capital had two classes of capital stock authorized: 35,000,000 shares of voting Common Stock with a par value $0.0001 per share and 15,000,000 shares of preferred stock. The Company has not filed any certificates of designation to establish the rights and preferences of any preferred stock.

Blue Mahoe Capital is offering a minimum of 5,000 and up to a maximum of 500,000 shares of Common Stock (each, a "Share", and collectively, the "Shares") at a price of $10 per Share (the "Offering"). The "Minimum Offering" is therefore $50,000 and the "Maximum Offering" is $5,000,000. The minimum investment per investor is 50 Shares or $500.00.

	Shares	Percent of Shares	Price per Share	Total Shares	Percent of capital
Minimum Offering					
Shares outstanding	17,000,000	99.97%	$0	$0	0%
New investors	5,000	0.03%	$10.00	$50,000	100%
Total / wtd avg	17,005,000	100.00%	$0.0029	$50,000	100%
Maximum Offering					
Shares outstanding	17,000,000	97.14%	$0	$0	0%
New investors	500,000	2.86%	$10	$5,000,000	100%
Total / wtd avg	17,500,000	100.00%	$0.2857	$5,000,000	100%

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's bylaws for all Shares sold in this Offering. However, the shares are subject to restrictions on sales pursuant to the Securities Act.

The price of the Shares was determined solely by the Company's management and board of directors and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

We expect that additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell preferred stock, Common Stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell such securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Investor Perks: No perks are being offered to investors.

Sources & Uses of Funds: In general, the funds from this offering will be used to build and deliver affordable homes in Old Harbour, Jamaica. Specifically, the Company will use the proceeds of the Offering as shown below. Pending such uses, the net proceeds of the offering will be held as cash or cash equivalents.

The table below summarizes the sources and uses of funds from the Offering:

	Minimum Offering	Maximum Offering
Sources of Funds		
Total Shares Sold	5,000	500,000
Price Per Share ($)	$10	$10
Total sources (gross sales proceeds)	$50,000	$5,000,000
Uses of Funds		
Land preparation	-	$1,000,000
Construction of first 100 houses	-	$2,500,000
General corporate purposes	$15,000	$600,000
Reserve capital	$3,500	$565,000

	Minimum Offering	Maximum Offering
Intermediary Fees (1)	$5,500	$183,000
Legal, accounting, promotions and other costs	$25,000	$152,000
Total financing costs	$30,500	$335,000
Total Uses	$50,000	$5,000,000

Note

1 - Silicon Prairie crowdfunding portal services fee schedule:

Listing fee.. $3,000
Securities previously sold.. $0
Minimum commission dollars..$0

Securities sold	(Gross sales proceeds)			Minimum	Maximum
Bracket	From	To	Commission Rate	Minimum Commission	Maximum Commission
First Bracket	-	$1,000,000	5.00%	$2,500	$50,000
Second Bracket	$1,000,000	$2,000,000	4.00%	-	$40,000
Third Bracket	$2,000,000	$5,000,000	3.00%	-	$90,000
Commission dollars				$2,500	$180,000
Listing fee dollars				$3,000	$3,000
Total fees				$5,500	$183,000
Sale proceeds, net of fees				$43,500	$4,817,000
Total fees, percent of securities sold				11%	3.66%

| Capitalization: | The table below summarizes the actual and proforma capitalization of the Company as of March 31, 2024 |

At March 31, 2024

	Minimum Offering			MaximumOffering		
	Actual	**Adjustments**	**Proforma**	**Actual**	**Adjustments**	**Proforma**
Cash and cash equivalents	$0	-	$0	$0	$5,000,000	$5,000,000
Accounts receivable	-	-	-	-	-	-
Prepaid expenses and other	-	-	-	-	-	-
Total Assets	$0	-	$0	$0	$5,000,000	$5,000,000
Total current liabilities	-	-	-	-	-	-
Total long term liabilities	-	-	-	-	-	-
Total liabilities	$0	-	$0	$0	-	$0
Common Stock	$0	-	$0	$0	-	$0
Additional paid-in capital	$0	$50,000	$50,000	$0	$5,000,000	$5,000,000
Retained earnings (deficit)	$0	$(30,500)	$(30,500)	$0	$(335,000)	$(335,000)
Total equity	$0	$19,500	$19,600	$0	$4,665,000	$4,665,000
Total liabilities & equity	$0	$19,500	$19,600	$0	$4,665,000	$4,665,000

| The Intermediary: | The Offering is being conducted through Silicon Prairie Online LLC ("Silicon Prairie"), a regulated funding portal registered with the SEC and the Financial Institutions Regulatory Authority ("FINRA"). The compensation to be paid to Silicon Prairie includes a listing fee of $3,000 plus commissions of 5.00% of the amount sold from $0 to $1,000.000.00 plus 4.00% of the amount sold between $1,000,000.01 and $2,000,000.00 plus 3.00% of the amount sold between $2,000,000.01 and $10,000,000.00 plus 1.00% of any amounts sold over $10,000,000.01. Total commissions earned on any particular financing are based on cumulative lifetime raises with Silicon Prairie which, in the case of the Company, total $0 as of March 31, 2024. |

| The Offering: | The Offering Period will expire on March 30, 2025 at 11:59 pm Central Time (the "Offering Deadline"), subject to extension for additional periods at the discretion of the Company. If we raise at least the Minimum Offering prior to the Offering Deadline, the ending date of the Offering Period may be |

accelerated; provided that the Offering Period must be at least 21 days. Investors that have committed funds will be notified of any such change at least five business days prior to the new end date.

Silicon Prairie will notify investors via the campaign page when the Minimum Offering amount has been met.

If we reach the Minimum Offering amount before the Offering Deadline, we may conduct the first of multiple or rolling closings of the offering early. Thereafter, we may continue the offering and conduct additional closings until the Maximum Offering is achieved or the Offering Deadline is reached.

Oversubscriptions will be allocated on a first-come, first- served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Investor Qualifications:	Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.
How to Subscribe:	The minimum subscription is for 50 Shares or $500.00. The Company reserves the right to accept or reject subscriptions from potential investors for any reason. A minimum of 5,000 Shares must be sold in order for the Company to accept any subscriptions.

There are no fees to open an investment account on the Portal or to make an investment in the Shares. In order to subscribe for Shares, a prospective investor must complete and execute a Subscription Agreement, the form of which is attached hereto as "Appendix E – Subscription Agreement – form of".

If the Company rejects a requested subscription for any reason, a full refund, without deduction or interest, will be made. After such a refund has been made, the Company and its directors, officers, and agents will have no further liability to the prospective investor.

More detailed instructions appear on the Instructions page immediately preceding the Subscription Agreement.

Each properly completed and tendered subscription constitutes an irrevocable offer to purchase Shares for thirty (30) calendar days, unless sooner accepted or rejected by the Company in its sole discretion.

Material Changes:	If the Company determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm their commitment within five (5) business days. If an investor does not reconfirm their commitment within such a period, the subscription will be canceled, and funds will be returned.

In the event the Company fails to reach the Minimum Offering, any investment commitments will be canceled, and funds will be returned to the investors.

Closing & Escrow Process:	Investors that have signed Subscription Agreements to purchase equity will pay their committed investment amount into a non-interest bearing escrow account

maintained by Silicon Prairie with BankVista of Sartell, Minnesota. Payment instructions are available on the Portal during the investment process.

Silicon Prairie will notify the Company and investors when the Minimum Offering has been met. Unless the Company raises at least the minimum amount, no securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned.

To purchase the Securities, you must complete the purchase process through our intermediary, Silicon Prairie Online LLC, (the "Intermediary"). All committed funds will be held in escrow with Bank Vista (the "Escrow Agent") until the Target Offering Amount has been met or exceeded at which point eligible funds will be disbursed to the issuer on a rolling basis while the offering continues to accept additional investments.

Name of qualified third party "Escrow Agent" which the Offering will utilize: BankVista NA

Investor funds will be held in a separate account at BankVista until the Target Offering Amount of investments has been met or exceeded or one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. In order for an Investor to cancel their investment commitment after funds have been disbursed, please contact the company at the following email address with a written request to cancel your investment commitment: info@bluemahoecapital.com**.** The issuer has discretion to reject requests for refunds after funds have been disbursed.

As an authorized escrow agent, the company is allowed to hold investors' money in an escrow account until the offering is completed and funding is ready to be disbursed.

Investors may cancel an investment commitment for any reason up to 48 hours prior to a closing (each, a "Cancellation Period") by logging into their account with Silicon Prairie, browsing to the Investor Dashboard, and clicking to cancel their commitment. If an investor does not cancel their commitment during a Cancellation Period, funds will be released to the Company upon closing and the investor will receive Securities in exchange for their investment. Further, if an investor does not reconfirm their investment commitment after a material change is made to the Offering, their commitment will be canceled, and funds will be returned.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

NOTICE REGARDING ESCROW AGENT BANKVISTA NA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE

OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Restrictions on Transfer:	The Shares may not be transferred by any investor during the one-year period beginning when issued, unless: 1. To the Company; 2. To an accredited investor; 3. As part of an offering registered with the SEC; or 4. To a member of the family of the investor or the equivalent[2] to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the Shares, and it may be difficult or impossible for an investor to sell or otherwise dispose of them. Furthermore, investors are not permitted to assign the Shares without the Company's prior written consent. See "Risk Factors - *There are significant restrictions on the transferability of our securities.*"
Governing Law	The Offering will be governed by the laws of the state of Delaware.

_____

[2] The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter- in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

RISK FACTORS

THE STATEMENTS IN THIS SECTION DESCRIBE THE MOST SIGNIFICANT RISKS TO OUR BUSINESS AND SHOULD BE CONSIDERED CAREFULLY IN CONJUNCTION WITH THE REST OF THIS OFFERING STATEMENT..

IN ADDITION, CERTAIN STATEMENTS IN THIS OFFERING STATEMENT INCLUDE "FORWARD- LOOKING STATEMENTS" AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE UNCERTAINTIES THAT COULD SIGNIFICANTLY IMPACT RESULTS.

FORWARD LOOKING STATEMENTS GIVE CURRENT EXPECTATIONS OR FORECASTS OF FUTURE EVENTS ABOUT THE COMPANY OR OUR OUTLOOK. YOU CAN IDENTIFY FORWARD- LOOKING STATEMENTS BY THE FACT THEY DO NOT RELATE TO HISTORICAL OR CURRENT FACTS AND BY THE USE OF WORDS SUCH AS "BELIEVE," "EXPECT," "ESTIMATE," "ANTICIPATE," "WILL BE," "SHOULD," "PLAN," "FORECAST," "TARGET," "GUIDE," "PROJECT," "INTEND," "COULD" AND SIMILAR WORDS OR EXPRESSIONS.

FORWARD-LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS AND KNOWN RISKS AND UNCERTAINTIES. ALTHOUGH WE BELIEVE WE HAVE BEEN PRUDENT IN OUR ASSUMPTIONS, ANY OR ALL OF OUR FORWARD-LOOKING STATEMENTS MAY PROVE TO BE INACCURATE AND WE CAN MAKE NO GUARANTEES ABOUT OUR FUTURE PERFORMANCE.

SHOULD KNOWN OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE OR OUR UNDERLYING ASSUMPTIONS PROVE INACCURATE, ACTUAL RESULTS COULD MATERIALLY DIFFER FROM PAST RESULTS OR THOSE ANTICIPATED, ESTIMATED, OR PROJECTED.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. YOU SHOULD, HOWEVER, CONSULT ANY SUBSEQUENT DISCLOSURES WE MAKE IN OUR FILINGS WITH THE SEC.

THE FOLLOWING IS A CAUTIONARY DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS THAT WE BELIEVE ARE MATERIAL TO OUR BUSINESS. IN ADDITION TO THOSE DISCUSSED ELSEWHERE IN THIS OFFERING STATEMENT, THE FOLLOWING ARE SOME OF THE IMPORTANT FACTORS THAT, INDIVIDUALLY OR IN THE AGGREGATE, WE BELIEVE COULD MAKE OUR ACTUAL RESULTS DIFFER MATERIALLY FROM THOSE DESCRIBED IN ANY FORWARD-LOOKING STATEMENTS.

IT IS IMPOSSIBLE TO PREDICT OR IDENTIFY ALL SUCH FACTORS AND, AS A RESULT, YOU SHOULD NOT CONSIDER THE FOLLOWING FACTORS TO BE A COMPLETE DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS.

Risks Related to the Company's Business & Financial Condition

We have a limited operating history and our future profitability is uncertain.

We were formed in April 2021 and have a limited operating history. We have not generated any operating revenues to date. As such, we have a limited operating history upon which an evaluation of our success or failure can be made. There is no assurance that our business plan will receive or achieve market acceptance or that we will achieve profitable operations in the future.

Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with development and expansion of a new business enterprise. We are subject to many risks common to companies with limited operating histories, including, but not limited to, limited capital, reliance on key personnel, possible delays in the implementation of our business plan, uncertain markets, a competitive environment and difficulty addressing unanticipated problems, delays and expenses. If we are unable to achieve profitability, we may be unable to continue our operations and the market value of our common stock will likely experience significant decline.

We are an early stage company with a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

There is no assurance that an investment in us or in a company we form will be profitable or will have economic value. There is no assurance that our investments will be profitable and there is a substantial risk that our losses and expenses will exceed our income and gains. Consequently, there can be no assurance that we will be able to liquidate our investments on favorable terms, if at all.

Our business plan and maintaining and expanding operations will require us to seek additional capital.

We will require additional capital in the future if we fail to successfully execute our business plan, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our outstanding stock could decline. Moreover, any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our outstanding stock. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios.

If we need additional capital and cannot raise or otherwise obtain it on acceptable terms, we may not be able to, among other things:

• maintain or increase our product and service offerings;

• develop or introduce product enhancements;

• continue to expand our development, sales and marketing, and general and administrative organizations;

• acquire complementary technologies or businesses;

• expand our operations;

• hire and retain management, administrative staff, or other employees; or

• respond to competitive pressures or unanticipated working capital requirements.

Our cash and cash equivalents may not be sufficient to fund our operating expenses, capital equipment requirements, and other expected liquidity requirements..

Our future capital requirements will depend on a number of factors, including our success in developing and expanding markets for our products, payments under possible future strategic arrangements, continued progress of our research and development of potential products, the need to acquire licenses to new technology, costs associated with increasing our manufacturing and development facilities, costs associated with strategic acquisitions including integration costs and assumed liabilities, litigation expense, the status of competitive products, and potential cost associated with both protecting and defending our intellectual property. Additionally, actions taken because of the ongoing internal evaluation of our business could result in expenditures that are not currently contemplated. Factors that could affect our capital requirements, in addition to those listed include continued collections of accounts receivable consistent with our historical experience and our ability to manage product development efforts.

We may be exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations.

We may employ hedging techniques to minimize certain investment risks, such as fluctuations in interest and currency exchange rates, but we can offer no assurance that such strategies will be effective. If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio positions should increase. Moreover, we may not be able to enter into a hedging transaction at an acceptable price. The success of our hedging transactions depends on our ability to correctly and accurately predict movements, currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions.

We may not generate meaningful revenues or achieve profitability and may be unable to continue as a "going concern"; our inability to generate revenues and profits will adversely affect our business and the value of your investment.

Our future performance will depend in large part upon our ability to provide products that are priced more attractively, and superior in quality to those provided by our competitors. However, many of our competitors are better positioned to take advantage of the current demand for products similar to ours. In addition, competitive pressures may necessitate price reductions, which can adversely affect revenues and profits. If we are not competitive in our ongoing product development and marketing efforts, we may be unsuccessful as a company. We cannot guarantee that competitors will not introduce comparable or superior products, which are priced more favorably than ours, or that we will operate profitably in the future.

Most of our actual and potential competitors have greater name recognition, financial, technical, and marketing resources, and more extensive customer bases and industry relationships than we do, all of which could be leveraged to gain market share to our detriment. Increased competition may result in reduced operating margins, loss of market share and diminished value of our brand. We may be unable to compete successfully against current and future competitors. In order to respond to changes in the competitive environment, we may, from time to time, make pricing or marketing decisions that could harm our business. For example, we may implement promotional campaigns, or reduce our pricing to remain competitive.

Raw material and labor shortages and price fluctuations could delay or increase the cost of home construction and adversely affect our operating results.

The homebuilding industry is vulnerable to raw material and labor shortages and has from time-to-time experienced such shortages. In particular, shortages and fluctuations in the price of lumber or in other important raw materials could result in delays in the start or completion of, or increase the cost of, developing one or more of our residential communities. Pricing for labor and raw materials can be affected by various national, regional, local, economic and political factors. The cost of labor may be adversely affected by changes in immigration laws and trends in labor migration. In addition, increased demand could increase material and labor costs. Sustained increases in construction costs may, over time, erode our margins, and impact our total contract or delivery volumes.

Interest rates increased substantially in fiscal years 2022 and 2023 and may continue to increase. Because almost all of our customers require mortgage financing, increases in interest rates or the decreased availability of mortgage financing could considerably impair the affordability of our homes, lower demand for our products, and limit our marketing effectiveness.

Virtually all of our customers finance their acquisitions through lenders providing mortgage financing. Mortgage rates, up until recently, had been historically low, which made the homes we sell more affordable. However, mortgage rates have more than doubled since early fiscal year 2022. When interest rates increase, the cost to own a home increases, which reduces the number of potential homebuyers who can obtain mortgage financing and can result in a decline in the demand for our homes. We cannot predict whether interest rates will continue to rise, or the paces of the increases, but further increases would likely have a considerable impact on housing demand.

Increases in interest rates (or the perception that interest rates will rise, including as a result of government actions), have, and could continue to, increase the costs to obtain mortgages, decrease the availability of mortgage financing have, and lower demand for new homes because of the increased monthly mortgage costs and cash required to close on mortgages to potential home buyers. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing. This could prevent or limit our ability to attract new customers.

Any limitations or restrictions on the availability of mortgage financing (including due to any failure of lawmakers to agree on a budget or appropriation legislation to fund relevant programs or operations or as a result of instability in the banking sector) could reduce our sales.

The homebuilding industry is significantly affected by changes in weather and other environmental conditions and resulting governmental regulations and increased focus by stakeholders on sustainability issues.

Weather conditions and man-made or natural disasters such as hurricanes, tornadoes, earthquakes, floods or prolonged precipitation, droughts, fires and other environmental conditions have harmed the homebuilding industry in the past, and may harm us in the future, the local homebuilding business. Additionally, the physical impacts of climate change may cause these occurrences to increase in frequency, severity and duration, which can delay home construction, increase costs by damaging inventories, reduce the availability of building materials, and adversely impact the demand for new homes in affected areas, as well as slow down or otherwise impair the ability of utilities and local governmental authorities to provide approvals and service to new housing communities. Additionally, other coastal areas where we operate face increased risks of adverse weather or natural disasters.

In addition, there is a growing concern from advocacy groups and the general public that the emissions of greenhouse gases and other human activities have caused, or will cause, significant changes in weather patterns and temperatures and the frequency and severity of natural disasters. Government mandates, standards and regulations enacted in response to these projected climate changes impacts could result in restrictions on land development in certain areas or increased energy, transportation and raw material costs that may adversely affect our financial condition and results of operations. These concerns have also resulted in increasing government, investor and societal attention to environmental, social, and governance ("ESG") matters, including expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, waste production, water usage, human capital, labor, and risk oversight, and could expand the nature, scope, and complexity of matters that we are required to control, assess, and report. These and other rapidly changing laws, regulations, policies and related interpretations, as well as increased enforcement actions by various governmental and regulatory agencies, may create challenges for the Company, including with respect to our compliance and ethics programs, may alter the environment in which we do business, and may increase the ongoing costs of compliance, which could adversely impact our results of operations and cash flows.

Our success depends on the availability of suitable undeveloped land and improved lots at acceptable prices and our having sufficient liquidity to fund such investments.

Our success in developing land and in building and selling homes depends in part upon the continued availability of suitable undeveloped land and improved lots at acceptable prices. The homebuilding industry is highly competitive for land that is suitable for residential development and the availability of undeveloped land and improved lots for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive overbidding on land and lots, geographical or topographical constraints and restrictive governmental regulation. Should suitable land opportunities become less available, our ability to implement our strategies and operational actions would be limited and the number of homes we may be able to build and sell would be reduced, which would reduce revenue and profits. In addition, our ability to make land purchases will depend on us having sufficient liquidity to fund such purchases. We may be at a disadvantage in competing for land compared to others who have more substantial cash resources.

We rely on subcontractors to construct our homes and may incur costs or losses if these subcontractors fail to properly construct our homes or manage and pay their employees, or if products supplied to us by subcontractors are defective.

We engage subcontractors to perform the actual construction of our homes and, in some cases, to select and obtain building materials. Therefore, the timing and quality of our construction depends on the availability, skill, and cost of our subcontractors. Despite our quality control efforts, we may discover that our subcontractors failed to properly construct our homes or may use defective materials, which, if widely used in our business, could result in the need to perform extensive repairs to large numbers of homes. The occurrence of such events could require us to repair the homes in accordance with our standards and as required by law. The cost of complying with our warranty obligations may be significant if we are unable to recover the cost of repairs from subcontractors, materials suppliers and insurers. In addition, the cost of satisfying our legal obligations in these instances may be significant, and we may be unable to recover the cost of repair from subcontractors and insurers.

We also can suffer damage to our reputation, and may be exposed to possible liability, if subcontractors fail to comply with applicable laws, including laws involving actions or matters that are not within our control. When we learn about possibly improper practices by subcontractors, we attempt to cause the subcontractors to discontinue them and may terminate the use of such subcontractors. However, attempts at mitigation may not avoid claims against us relating to actions of or matters relating to our subcontractors that are out of our control. For example, although we do not have the ability to control what these independent subcontractors pay their own employees, or their own subcontractors, or the work rules they impose on such personnel, federal and state governmental agencies, have sought, and may in the future seek, to hold contracting parties like us responsible for subcontractors' violations of wage and hour laws, or workers' compensation, collective bargaining and/or other employment-related obligations related to subcontractors' workforces. Governmental agency determinations or attempts by others to make us responsible for subcontractors' labor practices or obligations, could create substantial adverse exposure for us in these types of situations even though not within our control.

Changes in economic and market conditions could result in the sale of homes at a loss or holding land in inventory longer than planned, the cost of which can be significant.

Land inventory risk can be substantial for homebuilders. We must continuously seek and make acquisitions of land for expansion into new markets and for replacement and expansion of land inventory within our current markets. We incur many costs even before we begin to build homes in a community. Depending on the stage of development of a land parcel when we acquire it, these may include costs of preparing land, finishing and entitling lots, installing roads, sewers, water systems and other utilities, taxes and other costs related to ownership of the land on which we plan to build homes. The market value of undeveloped land, buildable lots and housing inventories can fluctuate significantly as a result of changing economic and market conditions. In the event of significant changes in economic or market conditions, we may have to sell homes at a loss or hold land in inventory longer than planned. In the case of land options, we could choose not to exercise them, in which case we would write-off the value of these options. Inventory carrying costs, including the costs of holding homes, can be significant and can result in losses in a poorly performing project or market.

We are highly dependent upon certain key personnel.

Our success is dependent on the efforts and retention of David Mullings, our CEO and Chairman of the board. Our success will also depend, in part, upon its ability to hire and retain management, sales, marketing, and research personnel who are in high demand and are often subject to competing employment opportunities. Our inability to hire or retain key management, sales, marketing, or research personnel could have a material adverse effect on us. Failure to establish and maintain an effective management team and work force could adversely affect our ability to operate, grow and manage our business.

We cannot be certain that additional financing will be available on reasonable terms when needed, or at all, which could seriously harm our business.

We have incurred significant net losses and negative cash flow from operations in prior periods. As a result, we need additional financing. Our ability to obtain additional financing when required will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. Therefore, we cannot assure investors that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked securities, or debt, those instruments may have rights, preferences, or privileges senior to the rights of our Common Stock, and our existing stockholders may experience dilution.

Our ongoing success is dependent upon the continued availability of employees.

We are dependent in our operations on the continued availability of the services of our employees, many of whom are individually key to our current and future success, and the availability of new employees to implement our growth plans. The market for skilled employees is highly competitive. While our compensation programs are intended to attract and retain the employees required for us to be successful, ultimately, we may not be able to retain the services of all of our key employees or a sufficient number to execute on our plans. In addition, we may not be able to continue to attract new employees as required.

Cyber security risks could expose us to liability and damage our reputation and business.

We expect to rely on technology in virtually all aspects of our business. Certain of our information systems may be subject to computer viruses, malicious codes, unauthorized access, phishing efforts, denial-of-service attacks and other cyber-attacks. A significant disruption or failure of our technology systems could result in service interruptions, safety failures, security events, regulatory compliance failures, an inability to protect information and assets against unauthorized users and other operational difficulties. Attacks perpetrated against our systems could result in loss of assets and critical information and expose us to litigation, remediation costs and reputational damage.

Our facilities could be susceptible to damage caused by hurricanes or other natural disasters.

Our facilities could be susceptible to damage caused by hurricanes or other natural disasters. Although we insure our properties and maintain business interruption insurance, there can be no guarantee that the coverage would be sufficient, or a claim will be fulfilled. A natural disaster could result in a temporary or permanent closure of our business operations, thus impacting our future financial performance.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under §404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if it becomes necessary to perform the system and process evaluation, testing, and remediation required to comply with the management certification and auditor attestation requirements of Sarbanes-Oxley.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not meet our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks", and other malicious activity, as well as natural disasters, power outages, terrorist attacks, and similar events. Such events could have an adverse impact on us, including degradation of service, service disruption, excessive call volume, and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property.

Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Risks Related to Our Securities

We can provide no assurance as to our future financial performance or the investment result of a purchase of our securities.

Any projected results of operations involve significant risks and uncertainties, should be considered speculative, and depend on various assumptions which may not be correct. The future performance of the Company and the return on our securities depends on a complex series of events that are beyond our control and that may or may not occur. Actual results for any period may or may not approximate any assumptions that are made and may differ significantly from such assumptions. We can provide no assurance or prediction as to our future profitability or to the ultimate success of an investment in our securities.

Because we have broad discretion and flexibility as to the use of the net proceeds from our securities offerings, you may disagree with the ways we use such.

We intend to use the net proceeds from our securities sales for development of housing in Jamaica, operating expenses, and working capital, but have not allocated specific amounts to any of the foregoing purposes. Our management has significant discretion and flexibility in applying net proceeds and you will be relying on their judgment with respect to use of funds. You will not have the opportunity, as part of your investment decision, to assess whether net proceeds are being used appropriately. It is possible that we may invest proceeds in a way that does not yield a favorable, or any, return for us. Failure to use funds effectively could have a material adverse effect on our business, financial condition, operating results, and cash flow.

If we experience rapid growth and are not able to manage it successfully, this could adversely affect our business, financial condition, and results of operations.

Rapid growth will place a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

Because there are no existing markets for our securities, the valuations at which we complete sales may not be indicative of the market value of our securities, which may decrease significantly.

There are currently no public markets for our securities, and active trading markets may not develop or be sustained in the foreseeable future. The valuations under which offerings are made may not be indicative of the market price for our securities after the financing. If our shares become publicly traded, we cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market, and the lack of an active market might reduce the value of your holdings and impair your ability to sell your interests at the time or at a price at which you wish to sell them.

Our securities offerings will not be reviewed by securities agencies.

The offer and sale of our securities has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body passed upon or endorsed the accuracy, adequacy, or completeness of our disclosure. Accordingly, prospective investors must rely on their own examination of such documents, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of our securities.

The Shares are "restricted securities" under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration. Consequently, each investor's ability to control the timing of the liquidation of their investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period.

There is no market, and there may never be a market for any of the Company's securities.

There is no public trading market whatsoever for our securities, including our Common Stock. The shares are not quoted in the over-the-counter markets or listed on any stock exchange. Therefore, outstanding shares cannot be offered, sold, pledged, or otherwise transferred except in privately arranged transactions and then only if the transaction complies with certain terms and conditions. The Company provides no assurance that active trading markets will develop in the future and if you purchase our securities, you may not be able to resell them.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale will provide liquidity for security holders. Furthermore, the Company may be unable to register securities for resale for legal, commercial, regulatory, market-related, or other reasons, and therefore, you could be unable to sell our securities.

If we were to be deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted.

If we were to be deemed to be an investment company under the Investment Company Act, we may be subject to certain restrictions that may make it more difficult for us to complete a business combination, including:

- restrictions on the nature of our investments; and

- restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

- registration as an investment company;

- adoption of a specific form of corporate structure; and

- reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

Compliance with these additional regulatory burdens would require additional expense for which we have not allotted.

Risks Related to Governance & Ownership of the Company

The Company's managers are indemnified by the Company.

The Company's organizational documents provide for the indemnification of its managers, and, to the extent permitted by law, eliminate or limit their personal liability to the Company and its stockholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with any securities offerings insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Your ownership may be diluted if additional capital stock is issued to raise capital, to finance acquisitions, or in connection with strategic transactions.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell preferred stock, common stock, convertible securities, or other equity securities in one or more transactions at prices, and in a manner, we determine from time to time. If we sell preferred stock, common stock, convertible securities, or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

The concentration of our common stock ownership by our current management and certain affiliates will limit your ability to influence corporate matters.

As of March 31, 2024, our directors and officers beneficially own and can vote in the aggregate 97.14% of our outstanding common stock. As such, these persons can exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests, or other purchases of our common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO UNCERTAINTIES NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE EVERYTHING THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EXECUTE ITS CURRENT BUSINESS PLAN. IN REVIEWING THIS ANNUAL REPORT, INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

MANAGEMENT

Blue Mahoe Capital is a Delaware corporation organized on April 27, 2021. Pursuant to the terms and conditions of its Certificate of Incorporation and Bylaws, it is governed by a seven member board of directors (the "Board"). The Board has not established any committees. Directors hold office until the election and qualification of their successors. Officers are appointed by the Board and serve at its discretion.

All of our directors hold office until the next annual meeting of stockholders following their election, and until their successors have been elected and qualified or until their earlier resignation or removal. Directors do not receive any compensation for their services. Officers serve at the discretion of the Company's Board of Directors.

The names, ages and positions of our directors and executive officers as of the date of this Memorandum are as follows:

Name	Age	Positions	Annual Compensation
Key Management			
David Mullings	43	Chief Executive Officer and Chairman	$240,000
Robert Mullings	42	President and Chief Operating Officer	$180,000
Board of Directors			
Jay Madan	58	Director	-0-
Robert Libertini	61	Director	-0-
Khristina Surgeon	37	Director	-0-

Set forth below are brief descriptions of the recent employment and business experience of the officers and directors of the Company.

David Mullings, Founder, Chairman and CEO – David Mullings setup Blue Mahoe Capital Management LLC in April 2021, now Blue Mahoe Capital, Inc. and previously founded Blue Mahoe Capital Partners, Inc. in April 2019, a private investment firm focused on the Caribbean and currently serves as the Company's CEO and Chairman of the Company's Board of Directors. He founded and led Blue Mahoe Capital Partners LLC, the Company's predecessor entity from March 2018 through August 2019. He previously worked with Left Brain Capital Management, most recently as an investor relations specialist from January 2017 to February 2018, after serving as a political consultant from August 2016 to November 2016, Jamaica National Building Society and The RMP Group, covering banking, hedge funds and private equity. David received his B.Sc., from the University of Miami in 2000 and received his MBA with concentrations in Marketing and International Business from the University of Miami in 2003.

Robert Mullings, President and COO - Robert Mullings is the President and Chief Operating Officer of Blue Mahoe Capital, Inc. and serves as head of real estate. He is a consultant to Blue Mahoe Capital Partners, Inc. and owns Mullings Academy, an early childhood school in Broward County, Florida. He previously worked with his brother David on lower middle market private equity deals in the Southern USA. Robert received his B.A. from the University of Miami in 2001 and received his MBA with concentrations in Management and Management Information Systems from the University of Miami in 2003.

Kevin Burrows - Outsourced Chief Investment Officer
Kevin Burrows, CFA CAIA is the Founding Partner and Chief Investment Officer (CIO) of Diomedea Capital Advisors, a Bahamas-based investment firm. He is the former CIO of the Adi Dassler International Family Office (ADIFO), the wealth management arm of the heirs of the founder of Adidas.

Kevin has over 25 years of experience in the financial services industry, including as Director and Chief Investment Officer of London-based Nedgroup Investments. While at Nedgroup, he had overall management responsibility for the London office and directed their international and hedge fund offerings with assets of approximately $1 billion. As an asset allocator and private equity investor, Kevin recently co-founded TSIC Caribbean, a social impact consultancy, to move beyond the common perception of the Caribbean as simply a tourism destination. He believes the region presents a wealth of opportunities that can achieve market-rate returns on investment and develop long-term prosperity that is sustainable and equitable.

Mr. Burrows received a BA in Economics (Cum Laude) from Yale University and a Masters in Finance from Cambridge University. He holds both the Chartered Financial Analyst (CFA) and Chartered Alternative Investment Analyst (CAIA) designations and is a Past President and Director of the CFA Society The Bahamas.

Board of Directors

Robert Libertini

Robert serves as a Managing Director for Madison Capital Group. He has extensive experience structuring equity, mezzanine, and debt transactions for developers and operators of commercial real estate projects. His experience covers an array of deals throughout the capital stack for a variety of clients spanning from development projects to fully stabilized properties. In his role, Robert works closely with the firm's client base in order to spearhead its overall capital raising process. From 2018 to the end of 2020, he served as Head of Capital Markets for Mattoni Group, a private equity real estate investment firm. Prior to his time at Mattoni Group, he served as a managing director at Lloyd Jones Capital from 2015 through 2018. Mr. Libertini earned both a Master of Science in Finance (MSF) degree and a Bachelor of Science degree from Boston College. He also holds securities licenses 7, 24, 27, 63, and 65.

Jay Madan

Jay Madan, currently serves as an advisor to Bettermeant Health, a healthcare technology provider, that serves as an intermediary between patients, providers, and other digital health solutions. Mr. Madan founded Innovate Biopharmaceuticals, Inc. in 2013, and was affiliated with Innovate from 2013 through 2020. At Innovate Mr. Madan served as president, chief business officer, Board of Directors member, and as the interim principal financial officer/interim principal accounting officer (CFO). Prior to founding Innovate, Mr. Madan was a corporate consultant advising global life sciences companies on cross border transactions. Prior to his advisory services, Mr. Madan worked for Reliance Life Sciences, Millipore (part of Merck kGA), Baxter, Dade Behring, and Goodwin Biotechnology. Mr. Madan was directly involved in and has extensive experience in business development, financing, manufacturing/CMC, product development and formulation, process development, research collaborations with academia, IP strategy, financial and security reporting, and setting up of financial controls, accounting systems and policies. Mr. Madan holds a B.S. in chemical engineering from University of Mumbai and pursued an M.S. in chemical engineering from Washington State University.

Khristina Surgeon

Khristina Surgeon was born in Trelawny, Jamaica and migrated to the United States in 2002. She is a past student of the prestigious Trelawny all-girls school, Westwood High School. In May, 2005, at 18 years old, Khristina became the youngest graduate from Manchester Community College in Connecticut with a Paralegal Studies degree. After completing her studies, she worked for a prominent environmental law firm in the state which represented commercial establishments, landowners and select individuals with environmental compliance, enforcement defense, dispute resolution, cost recovery, remediation, and legislative/policy objectives. She was charged with working collaboratively with teams of legal and technical experts to assess and develop strategies for resolving legal issues in the context of complex business transactions and liability disputes.

Khristina later pursued her Bachelor's Degree in International Studies and a minor in Political Science at Saint Joseph College, now known as University of Saint Joseph in West Hartford, CT where she graduated Summa Cum Laude. She went on to earn her Master's Degree in Business Administration, focusing on Business Analytics (Summa Cum Laude), in 2020 at the University of Hartford in West Hartford, CT.

She currently works at a fortune 500 company, Cigna, as a Contract Lead Analyst. She has spent over twelve years at Cigna in the corporate and regulatory compliance arena. She has worked cross-functionally in various roles to negotiate solutions with business partners, resolve contract issues and improve business processes. Her ability to utilize professional knowledge and acumen from various disciplines to develop models and procedures, while at the same time monitoring trends and ensuring compliance risks are minimal makes her an essential part of this advisory board.

ADVISORS

Michael Lee-Chin

Michael Lee-Chin, President and Chairman of Portland Holdings, Inc. (Portland), is widely regarded as a visionary entrepreneur whose philosophy of "doing well and doing good" has resulted in extraordinary business success and inspiring philanthropic initiatives. Michael's first acquisition - a small Ontario-based investment firm called AIC Limited, which he grew from $800,000 in assets under management to more than $15 billion under management at its peak. In 2009, AIC's retail investment fund business was sold to a leading Canadian financial services group.

Today, Michael remains firmly committed to creating wealth for investors.

John Quelch

John Quelch was dean of the University of Miami Herbert Business School and the University's vice provost for executive education from July 1, 2017, to December 31, 2022. Quelch has a wealth of senior leadership experience, having previously served as the dean and senior associate dean at three internationally-recognized business schools. Prior to joining the Miami Herbert Business School, Quelch was the Charles Edward Wilson Professor of Business Administration at Harvard Business School. He also held a joint appointment as professor of health policy and management at the Harvard T.H. Chan School of Public Health – the first to hold dual primary appointments in those two schools, and one of only a few faculty members across Harvard University with this distinction. Prior to his most recent time at Harvard, Quelch was dean, vice president and distinguished professor of international management of the China Europe International Business School (CEIBS) from 2011 to 2013. Under his leadership, annual revenues increased by more than 25% to over $100 million; the school's MBA global ranking in the Financial Times improved from 24 to 15 and its Executive MBA ranking from 18 to 7; and the school launched programs to integrate faculty and staff activities across four CEIBS operations in Shanghai, Beijing, Shenzhen and Ghana.

From 1998 to 2001, Quelch served as dean of the London Business School, where he helped transform the school into a globally competitive institution and launched seed capital funds to invest in student and alumni start-ups. Quelch initially joined Harvard Business School in 1979, holding a number of positions over the years, including Sebastian S. Kresge Professor of Marketing, co-chair of the marketing department and Lincoln Filene Professor of Business Administration. He served as senior associate dean of Harvard Business School from 2001 to 2010. Quelch is the author, co-author or editor of 25 books, as well as numerous business case studies on leading international organizations. He also is known for his teaching materials and innovations in pedagogy; during the past 35 years, his case studies have sold more than 4 million copies.

Quelch has served on numerous corporate, nonprofit and public agency boards, including as chairman of the Massachusetts Port Authority. He is a member of the Trilateral Commission and the Council on Foreign Relations. Quelch earned a BA and an MA from Exeter College, Oxford University; an MBA from the Wharton School of the University of Pennsylvania; an MS from the Harvard School of Public Health; and a DBA in business from Harvard Business School. In addition to the United Kingdom and the U.S., he has lived in Australia, Canada and China. He was appointed a Commander of the Order of the British Empire (CBE) in 2011, and in 2017 was elected a Fellow of the American Academy of Arts and Sciences.

Ira Perlmutter

Ira is a seasoned family office, finance, investment and restructuring professional. He currently serves on the Board of a bank he acquired for a significant family. He has been the Chairman of the Credit and Compliance Committees for over 11 years. In addition to the bank, Ira also acquired 11 operating companies for the family. He served as Chairman of five of those companies.

Ira also serves as an outsourced Chief Investment Officer for another very significant family working with the Principal and the G2 family members on their various venture investments, financings, businesses and careers. Ira also assisted another substantial family to start a new, direct private equity buyout firm. He has worked on over $20 billion of transactions and has been named one of the top advisors to family offices worldwide. Ira has also assisted numerous families with underperforming and distressed portfolio companies and real estate. This includes a troubled hotel with a five tier capital structure and multiple guarantees, a public, oil and gas exploration and production company he took private, a substantial, over-levered, real estate portfolio, a fast growing healthcare company, a legacy company with a sunk $30 million investment, he advised to shut down, etc. Prior to his work in the family office world, Ira served as Bankruptcy Court-appointed, Trustee of the $750 million Daewoo Estate. He led his own financial advisory boutique in over $5.5 billion of complex, US and international restructurings, turnarounds, transactions and situations. He was also a Workout Officer and Special Liaison to the M&A Group for distressed transactions at The Chase Manhattan Bank.

Compensation Policies

Overall, employees and independent contractors will be compensated on an individual basis using various combinations of salary, wages, bonuses, consulting payments, benefits, time off, and equity grants. For the year ended March 31, 2023, the Company paid a total of $0 for the benefit of two full-time employees and 2 independent contractors. The company will begin paying salaries in the second quarter of 2024 as deferred compensation. CEO compensation will be reduced to $1 per year upon a successful listing on a major US stock exchange.

The Company does not offer pension, retirement, or profit sharing at this time.

The Company does not have an incentive stock plan, non-equity incentive plan, or non- qualified deferred compensation plan, and consequently, there were no stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation earnings for any of our named executive officers outstanding as of the end of our last completed fiscal year. The Company has set aside shares for an Employee Share Ownership Plan to attract and/or retain talent.

Director Compensation

Non-full time employee directors will be compensated in cash for each meeting attended at a rate of $5,000 per meeting, paid in cash. Regular board meetings will occur every other month with brief update calls occurring in alternating months.

Potential Payments Upon Termination or Change-in-Control

Except as described below under "Employment Agreements", we currently have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement, or a constructive termination of a named executive officer, or a change in control of the Company or a change in the named executive officer's responsibilities, with respect to each named executive officer.

Employment Agreements

The following are summaries of our employment and consulting agreements with our named executive officers:

David Mullings is currently the Company's Chief Executive Officer and Chairman of the Board of Directors. On January 1, 2024, the Company entered into a three year employment agreement with Mr. Mullings calling for monthly base pay, reimbursement for pre-approved work related expenses, and performance based equity compensation beginning on April 1, 2024. His compensation includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits in line with the industry average for middle management at private equity firms and significantly below that of managing partners. His agreement reduces his annual salary to $1 per year and a one-time bonus of $1,000,000 if he successfully takes the Company public on a major US stock exchange with a market capitalization of a minimum of US$100,000,000.

If Mr. Mullings' employment is terminated for reasons other than cause, he will receive no severance pay other than payout of accrued and unused vacation time.

Robert Mullings is currently the Company's President and Chief Operating Officer. On February 1, 2024, the Company entered into a three year employment agreement with Mr. Mullings calling for monthly base pay, reimbursement for pre-approved work related expenses, and performance based equity compensation beginning on April 1, 2024. His compensation includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits in line with the industry average for middle management at private equity firms and significantly below that of managing partners. His agreement includes a one-time bonus of $500,000 if he successfully takes the Company public on a major US stock exchange with a market capitalization of a minimum of US$100,000,000. If Mr. Mullings' employment is terminated for reasons other than cause, he will receive no severance pay other than payout of accrued and unused vacation time.

Mr. Kevin Burrows is currently an outsourced Chief Investment Officer providing services through his company Diomedea Capital Advisors and will continue to provide services for the remainder of 2024 and if the consulting agreement is renewed.

Limitation on Liability and Indemnification

The Company's certificate of incorporation, as amended from time to time, provides that, to the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Company's bylaws provide that it shall indemnify and hold harmless any person who was or is party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "proceeding"), by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director, officer, employee, or agent of another corporation, partnership, joint venture, limited liability company, trust, non-profit entity or other enterprise, or is or was a director or officer of the Company serving at its request as an administrator, trustee, or other fiduciary of one or more of the employee benefit plans of the Company or other enterprise (an "Indemnified Person"), against expenses (including attorneys' fees), judgments, fines, liability, loss and amounts paid in settlement actually and reasonably incurred or suffered by such person in connection with such proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company, except to the extent that such indemnification is prohibited by applicable law.

Notwithstanding the preceding sentence, except as otherwise provided in the Company's bylaws, the Company shall be required to indemnify an Indemnified Person in connection with a proceeding, or part thereof, commenced by such Indemnified Person only if the commencement of such proceeding, or part thereof, by the Indemnified Person was authorized in advance by the Board.

The Company is in the process of seeking general directors and officers ("D&O") insurance coverage.

CAPITALIZATION & OWNERSHIP

Capitalization

As of March 31, 2024, the Company had a total of $0 of cash and outstanding debt of US$8,500.

The Company is a Delaware corporation organized on April 26, 2021, was converted to a C Corp on April 26, 2024 and is governed by the terms and conditions of its Certificate of Incorporation and Bylaws.

Under the provisions of such documents, as of April 28, 2024, Blue Mahoe Capital has two classes of capital stock authorized, issued, and outstanding as follows:

Class of security	Shares authorized	Shares issued and outstanding	Voting rights	Other
Preferred Stock	15,000,000	—	Note 1	Note 1
Common Stock	35,000,000	17,000,000	yes	none

Note 1 - The Company has not filed any certificates of designation to establish the rights and preferences of any preferred stock.

The following table summarizes the issued and outstanding common equity capitalization of the Company as of April 1, 2024.

Common Equity Capitalization as of April 28, 2024

Holder (issue date)	Shares	Percent	Price/share ($)	Dollars	Percent
Founders (April 26, 2024)	13,250,000	80.87%	0.0001	0	0
Blue Mahoe Holdings, Inc. (April 28, 2024)	3,135,000	19.13%	0.0001	8500	100
Total	16,385,000	100.00%	0.0001	8500	100.00%

Ownership

The following table summarizes the fully diluted capitalization of the Company as of April 28, 2024.

Holder	Shares, issued & outstanding	Percent
Key Founders		
Skywalker Holdings LLC	13,250,000	80.87%
Blue Mahoe Holdings, Inc.	3,135,000	19.13%
Total	16,385,000	100.00%

PRINCIPAL STOCKHOLDERS

The following table sets forth information concerning the beneficial ownership[5] of our Common Stock expected as of June 1, 2024 for:
- Each director;
- Each holder of 20% or more;
- Our officers as set forth in the Management section; and
- The directors and officers as a group.

Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

The percentages below are based on 16,385,000 shares of our Common Stock outstanding as of April 26, 2024. Unless otherwise indicated, the principal address of each of the persons below is c/o Blue Mahoe Capital, Inc., 1111 Brickell Ave, Floor 11, Miami, FL 33131.

Name and Principal Position of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Stock outstanding
David Mullings Chairman of the Board, Chief Executive Officer	11,250,000	68.67%
Robert Mullings Director, President and Chief Operating Officer	1,000,000	6.1%
Robert Libertini Director	125,000	0.76%
Jay Madan Director	-	0%
Khristina Surgeon Director	51,333	0.31%
Officers and Directors as a Group (5 Persons)	12,426,333	75.84%

---

5 In general, for securities ownership reporting purposes, specifically Sections 13(d) and 13(g) of the Securities Act of 1933, (the "Act"), a "beneficial owner" of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: 1) voting power which includes the power to vote, or to direct the voting of, such security; or 2) investment power which includes the power to dispose, or to direct the disposition of, such security. All securities of the same class beneficially owned by a person, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of shares beneficially owned by such person. Further, a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire such within 60 days, including but not limited to any right to acquire through the exercise of any option, warrant or right; through the conversion of a security; pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or pursuant to the automatic termination of a trust, discretionary account, or similar arrangement. Any securities not outstanding which are subject to such options, warrants, rights, or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

RESTRICTIONS ON TRANSFER

Securities sold pursuant to Regulation CF may not be transferred by holders of such during a one-year holding period beginning when the securities were issued and ending on the first anniversary of such date, unless transferred:

1) To the Company;
2) To an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended;
3) As part of an offering registered with the SEC; or
4) To a *member of the family* of the investor or the equivalent, to a trust controlled by the
investor, to a trust created for the benefit of a family member of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances.

"Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal-equivalent, sibling, mother, father, daughter, son, sister, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

FINANCIAL INFORMATION

Material Changes & Other Information

In addition to the following information, please see the financial information listed on the cover page and the financial statements attached as Exhibit A, which are an important part of this Offering Statement and should be reviewed in their entirety.

On April 27, 2021, Blue Mahoe Capital Management LLC ("BLUE MAHOE CAPITAL" or the "Company") was incorporated in Delaware.

On April 26, 2024, Blue Mahoe Capital Management LLC converted to Blue Mahoe Capital, Inc. with 35,000,000 of common shares of stock authorized, of which 50,000,000 were designated as common, par value $0.0001, and 15,000,000 were designated as preferred, with undesignated par value.

Recent Tax Return Information

As of the date hereof, the Company's federal and state tax returns for fiscal 2023 have not yet been filed but will file a Nil return.

Operations

On March 30, 2024, the Company signed an agreement to partner with WHIM Development Ltd. in Jamaica to provide equity financing to build 700 One Bedroom houses in Old Harbour, Jamaica, called Penn Village. The company currently develops and sells Two Bedroom houses in the same area and has successfully delivered 49 houses to buyers with residents already living in Whim Estates. A further 50 houses are to be delivered over the next 60 days. Blue Mahoe Capital is the exclusive financing partner for Penn Village.

Based on its existing contracts and pre-sales list for the houses, the Company anticipates that it will be revenue positive for the fiscal year ending September 30, 2024.

Liquidity & Capital Resources

During fiscal 2024 ending September 30, the Company plans to sell additional common equity via exempt offerings.

The Company is also pursuing additional sources of capital, including debt in the United States and Jamaica.

Capital Expenditures & Other Obligations

The Company does intend to make material capital expenditures in the next 12 months to prepare the land for the housing development. Expenditures are estimated to be $1,000,000.

RELATED PARTY TRANSACTIONS

Related Person Transactions

From time to time the Company may engage in transactions with "related persons". Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

During the period from the inception of Blue Mahoe Capital on April 27, 2021 to the date hereof, the Company has had the following Related Person Transactions.

Since February 1, 2024, Robert Mullings, brother of Chairman and CEO, David Mullings, has been engaged as President and COO with a focus on real estate to assist in the Penn Village development and guiding the planned team expansion.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ David Mullings
David Mullings
Chairman of the Board, Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Mullings
David Mullings
Chairman of the Board, Chief Executive Officer

/s/ Robert Mullings
Robert Mullings
President and Chief Operating Officer

/s/ Robert Libertini
Robert Libertini
Director

/s/ Jay Madan
Jay Madan
Director

/s/ Khristina Surgeon
Khristina Surgeon
Director

EXHIBIT A
FINANCIAL STATEMENTS

Blue Mahoe Capital Management, LLC
Audited Financial statements for the year ended
December 31, 2023

BALANCE SHEET
AS AT DECEMBER 31, 2023

	$ December 31, 2023
Assets	
Current assets:	
Cash	-
Due from related parties	-
Total current assets	-
Intangible Under development	-
Total assets	-
Liabilities and Members' Equity	
Current liabilities:	
Accounts payable and accrued expenses	8,500
Accrued compensation payable	-
Due to related party	-
Total current liabilities	8,500
Long term liabilities	
Long term notes payable	
Operating lease liabilities, long term	-
Total liabilities	8,500
Members' Equity	
Members' Capital	-
Accumulated Deficit	(8,500)
Total Members' Equity	(8,500)
Total liabilities and Members' equity	-

STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2023

	$ December 31, 2023
Net Revenue	
Operating Expenses	
Compensation expenses	-
Professional and Consulting	8,500
General and Administrative	-
Total Operating expense	**8,500**
Interest expense	-
Net Loss	8,500
Weighted average number of membership units outstanding	1
Net loss per member unit	8,500

See accompanying notes to financial statements.

STATEMENT OF MEMBERS' EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2023

	Members' Capital		Accumulated	$ Total Members'
	Units	Amount	Deficit	Equity
Balance, December 31, 2022 (Unaudited)	1	-	-	-
Net Profit (Loss)	-	-	(8,500)	(8,500)
Balance, December 31, 2023 (Audited)	1	-	(8,500)	(8,500)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

	$ December 31, 2023
Cash flows from operating activities	
Net loss	(8,500)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Changes in operating assets and liabilities:	
Accounts payable and accrued expenses	8,500
Due to Related party payable	-
Net cash used by operating activities	-
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities	
Net cash provided by (used in) financing activities	-
Cash and restricted cash as of beginning of period	-
Cash and restricted cash as of end of period	-

NOTE 1 – NATURE OF OPERATIONS

Organization

Blue Mahoe Capital Management, LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on April 27, 2021. The Company is a real estate development and asset management firm that intends to build affordable houses and launch multiple funds to be managed by an asset management subsidiary. The Company's headquarters are in Miami, Florida. The company has not begun operations or incurred expenses since 2021. The Company created and still owns 100% of Blue Mahoe Capital Caribbean Equity Fund GP LLC, created in Delaware on September 3, 2021, and Blue Mahoe Capital Caribbean Equity Fund LP in Delaware on September 7, 2021. The fund never commenced operations but were kept to be used, a partner identified or be sold in the future.

Since Inception, the Company has relied on contributions from owners to cover the costs of setup and maintaining its status with Delaware. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funds from founder contributions, a Reg CF offering, a Reg A+ offering, outside investors and revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying Standalone financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the standalone financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Going Concern

These financial statements are prepared on a going concern basis. The Company was founded in 2021 and therefore had no operating history prior to 2021. Company has not generated any revenue from inception and the company may not be able to generate revenue and sufficient cash flows to continue its operations for the foreseeable future. These factors raise substantial doubt about the company's ability to continue as a going concern. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.

The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Risk & Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and cash equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair value measurements and fair value of financial instruments

The carrying value of certain financial instruments, including cash and cash equivalents, accounts payable and accrued expenses, and due to related party are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's (the "FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with the Financial Accounting Standard Board ("FASB") Accounting Standards Codification ("ASC") Topic 820.

ASC 825-10 "Financial Instruments", allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

Income Tax

The Company has not filed its income tax return for the year ended December 31, 2023 or prior years since the Company had incurred no expenses or received income during these periods.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.

In general, revenue is recognized when control of the promised goods is transferred to our customers, in an amount that reflects the consideration to which we expect to be entitled in exchange for the goods or services. In order to achieve that core principle, a five-step approach is applied:

(1) Identify the contract with a customer,

(2) Identify the performance obligations in the contract,

(3) Determine the transaction price,

(4) Allocate the transaction price to the performance obligations in the contract, and

(5) Recognize revenue allocated to each performance obligation when we satisfy the performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account for revenue recognition

Accounts Receivable

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible.

Advertising Costs

The Company applies ASC 720 "Other Expenses" to account for advertising related costs. Pursuant to ASC 720-35-25-1, the Company expenses the advertising costs as they are incurred.

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its financial statements.

Reclassifications

No prior period amounts have needed to be reclassified to conform to the current period presentation.

NOTE 3 – INCOME TAXES

In accordance with ASC 740, Income Taxes, management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating potential tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through a provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes

NOTE 4 – <u>MEMBER'S EQUITY</u>

As of December 31, 2023, the Company had the following classes of members:

Class A Members

Earnings and expenses of the Company are distributed based on the membership class. The operating agreement of Blue Mahoe Capital Management LLC defines how the earnings and expenses will be distributed. The Company will convert to a C Corp in April 2024 and earnings and expenses will be allocated according to shareholder ownership.

NOTE 5 – <u>RELATED PARTY TRANSACTION</u>

<u>Due from Related Party</u>

Related Party has committed to cover the cost of audit fees.

<u>Due to Related Party</u>

The Company has entered into investment management agreements which entitle the Company to receive management agreements and carried interest as consideration for services provided by the Company. The founder and owner of the Class A membership interest of the Company can also receive compensation for services through the Company and through entities that are affiliated with the Company.

NOTE 6 – <u>COMMITMENTS & CONTINGENTS</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – <u>SUBSEQUENT EVENTS</u>

Management's Evaluation

Management has evaluated subsequent events through December 31, 2023, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

DocuSigned by:

David Mullings

Blue Mahoe Capital Management LLC

4/23/2024

Blue Mahoe Capital Management, LLC
Unaudited Financial statements for three month ended March 31, 2024

BALANCE SHEET
AS AT MARCH 31,2024

	$ March 31, 2024 (unaudited)	$ December 31, 2023 (audited)
Assets		
Current assets:		
Cash	-	-
Due from related parties	-	-
Total current assets	-	-
Intangible Under development	-	-
Total assets	-	-
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable and accrued expenses	4,250	8,500
Accrued compensation payable	-	-
Due to related party	4,250	-
Total current liabilities	8,500	8,500
Long term liabilities		
Long term notes payable		
Operating lease liabilities, long term	-	-
Total liabilities	8,500	8,500
Members' Equity		
Members' Capital	-	-
Accumulated Deficit	(8,500)	(8500)
Total Members' equity	(8,500)	(8,500)
Total liabilities and Members' equity	-	-

STATEMENT OF OPERATIONS
FOR THREE MONTH PERIOD ENDED MARCH 31,2024

	$	
	March 31, 2024 (unaudited)	**March 31, 2023 (unaudited)**
Net Revenue		
Operating Expenses		
Compensation expenses	-	-
Professional and Consulting	-	-
General and Administrative	-	-
Total Operating expense	**-**	**-**
Interest expense	-	-
Net Profit (Loss)	-	-

See accompanying notes to financial statements.

STATEMENT OF MEMBERS' EQUITY
FOR THE THREE MONTH PERIOD ENDED
MARCH 31, 2024

	Members' Capital		Accumulated	Total Members'
	Units	Amount	Deficit	Equity
Balance, December 31, 2023 (Audited)	1	-	(8,500)	(8,500)
Net loss	-	-	-	-
Balance, March 31, 2024 (Unaudited)	1	-	(8,500)	(8,500)
Balance, December 31, 2022 (Unaudited)	1	-	-	-
Net loss	-	-	-	-
Balance, March 31, 2023 (Unaudited)	1	-	-	-

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED MARCH 31,2024

	$ Three months ended	
	March 31, 2024 (Unaudited)	March 31, 2023 (Unaudited)
Cash flows from operating activities		
Net loss	-	-
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses	(4,250)	-
Due to Related party payable	4,250	-
Net cash used by operating activities	-	-
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities		
Net cash provided by (used in) financing activities	-	-
Cash and restricted cash as of beginning of period	-	-
Cash and restricted cash as of end of period	-	-

See accompanying notes to financial statements.

NOTE 1 – NATURE OF OPERATIONS

Organization

Blue Mahoe Capital Management, LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on April 27, 2021. The Company is a real estate development and asset management firm that intends to build affordable houses and launch multiple funds to be managed by an asset management subsidiary. The Company's headquarters are in Miami, Florida. The company has not begun operations or incurred expenses since 2021. The Company created and still owns 100% of Blue Mahoe Capital Caribbean Equity Fund GP LLC, created in Delaware on September 3, 2021, and Blue Mahoe Capital Caribbean Equity Fund LP in Delaware on September 7, 2021. The fund never commenced operations but were kept to be used, a partner identified or be sold in the future.

Since Inception, the Company has relied on contributions from owners to cover the costs of setup and maintaining it's status with Delaware. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funds from founder contributions, a Reg CF offering, a Reg A+ offering, outside investors and revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying Standalone financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Going Concern

These financial statements are prepared on a going concern basis. The Company was founded in 2021 and therefore had no operating history prior to 2021. Company has not generated any revenue from inception and the company may not be able to generate revenue and sufficient cash flows to continue its operations for the foreseeable future. These factors raise substantial doubt about the company's ability to continue as a going concern. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Risk & Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and cash equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair value measurements and fair value of financial instruments

The carrying value of certain financial instruments, including cash and cash equivalents, accounts payable and accrued expenses, and due to related party are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's (the "FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with the Financial Accounting Standard Board ("FASB") Accounting Standards Codification ("ASC") Topic 820.

ASC 825-10 "Financial Instruments", allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

Income Tax

The Company has not filed its income tax return for the year ended March 31, 2024 or prior years since the Company had incurred no expenses or received income during these periods.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.
In general, revenue is recognized when control of the promised goods is transferred to our customers, in an amount that reflects the consideration to which we expect to be entitled in exchange for the goods or services. In order to achieve that core principle, a five-step approach is applied:
(1) Identify the contract with a customer,
(2) identify the performance obligations in the contract,
(3) Determine the transaction price,
(4) Allocate the transaction price to the performance obligations in the contract, and
(5) Recognize revenue allocated to each performance obligation when we satisfy the performance obligation.
A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account for revenue recognition

Accounts Receivable

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible.

Advertising Costs

The Company applies ASC 720 "Other Expenses" to account for advertising related costs. Pursuant to ASC 720-35-25-1, the Company expenses the advertising costs as they are incurred.

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its financial statements.

Reclassifications

No prior period amounts have needed to be reclassified to conform to the current period presentation.

NOTE 3 – INCOME TAXES

.

In accordance with ASC 740, Income Taxes, management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating potential tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through a provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes

NOTE 4 – <u>MEMBER'S EQUITY</u>

As of March 31, 2024, the Company had the following classes of members:

Class A Members

Earnings and expenses of the Company are distributed based on the membership class. The operating agreement of Blue Mahoe Capital Management LLC defines how the earnings and expenses will be distributed. The Company will convert to a C Corp in April 2024 and earnings and expenses will be allocated according to shareholder ownership.

NOTE 5 – <u>RELATED PARTY TRANSACTION</u>

<u>Due to Related Party</u>

Company owed $4,250 to Blue Mahoe Holdings, Inc. as of March 31, 2024 in respect of payment of audit fees on behalf of company.

The Company has entered into investment management agreements which entitle the Company to receive management agreements and carried interest as consideration for services provided by the Company. The founder and owner of the Class A membership interest of the Company can also receive compensation for services through the Company and through entities that are affiliated with the Company.

NOTE 6 – <u>COMMITMENTS & CONTINGENTS</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – <u>SUBSEQUENT EVENTS</u>

Management has evaluated subsequent events through March 31, 2024, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

DocuSigned by:

David Mullings

28A2916C861649F

David Mullings

Blue Mahoe Capital Management LLC

4/23/2024

EXHIBIT B
CERTIFICATE OF FINANCIAL CONDITION


INDEPENDENT AUDITOR'S REPORT

To the Member of Blue Mahoe Capital Management, LLC

Opinion

We have audited the accompanying financial statements of Blue Mahoe Capital Management, LLC ("the Company"), which comprise the Balance Sheet as of December 31, 2023, and the related statement of operations, statement of Members' Equity and cash flow for the year ended December 31, 2023 (collectively referred to as "financial statements"), and the related notes to the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the result of its operations and its cash flow for the year ended December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Substantial doubt about the Company's ability to continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, Company has not generated any revenue from inception and the company may not be able to generate revenue and sufficient cash flows to continue its operations for the foreseeable future. These factors raise substantial doubt about the company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Matters

We draw attention that the financial statement of the Company were not audited from the date of its incorporation till December 31, 2022. Our opinion is not modified in respect of this matter.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
Date: April 24, 2024

EXHIBIT C
BYLAWS

CERTIFICATE OF INCORPORATION
OF
BLUE MAHOE CAPITAL, INC.

The undersigned, for the purpose of forming a corporation pursuant to the provisions of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify as follows:

ARTICLE I

The name of the corporation is Blue Mahoe Capital, Inc. (the "Corporation").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name of the Corporation's registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

The aggregate number of shares of all classes or series of stock which the Corporation shall have authority to issue is Thirty -Five Million (35,000,000), consisting of (A) Twenty-five Million (25,000,000) shares of Common Stock, par value $0.001 per share and (B) Ten Million (10,000,000) shares of Preferred Stock, par value $0.001 per share. The Board of Directors shall have the authority at any time and from time to time, by resolution or resolutions (which shall be filed with the Secretary of State of the State of Delaware as required by the General Corporation Law of the State of Delaware), to establish one or more class or series of the Common Stock and the number of shares of Common Stock to be included in such class or series to fix the powers (including voting powers, if any), designations, preferences, rights and privileges of the Common Stock or of such class or series and the qualifications, limitations or restrictions thereof, and to provide for the issuance thereof, without action by any of the stockholders of the Corporation. The Board of Directors shall have the authority at any time and from time to time, by resolution or resolutions (which shall be filed with the Secretary of State of the State of Delaware as required by the General Corporation Law of the State of Delaware), to establish one or more class or series of the Preferred Stock and the number of shares of Preferred Stock to be included in such class or series to fix the powers (including voting powers, if any), designations, preferences, rights and privileges of the Preferred Stock or of such class or series and the qualifications, limitations or restrictions thereof, and to provide for the issuance thereof, without action by any of the stockholders of the Corporation.

ARTICLE V

Except as otherwise provided in the Certificate, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VI

Neither a director nor officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer except to the extent that Section 102(b)(7) (or any successor provision) of the DGCL, expressly provides that the liability of a director or officer may not be eliminated or limited. No amendment or repeal of this Article VI shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

ARTICLE VII

The Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance reasonable expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or while a director or officer is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that, to the extent required by law, payment of expenses in advance of the final disposition of the action, suit proceeding or claim shall be made only upon receipt of an undertaking by the indemnified person to repay all amounts advanced if it should be ultimately determined that the indemnified person is not entitled to be indemnified under this Article VII. Notwithstanding the foregoing sentence, or any other provision of this Article VII the Corporation shall not have any obligation to indemnify or advance expenses to any person (nor shall the Corporation have any other obligation pursuant to this Article VII with respect to such person) in connection with any action, suit, proceeding or claim initiated by or on behalf of such person or any counterclaim against the Corporation initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any bylaw, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. The Corporation shall have the burden of proving that any person seeking indemnification under this Article VII has not met the standard of conduct required for such indemnification. The Corporation shall be the indemnitor of first resort for any director or officer who is entitled to indemnification and advancement pursuant to this Article VII (i.e., the Corporation's obligations to indemnify a director or officer shall be primary and any obligation of a current or former third party employer, partnership of which such director or officer is a partner, limited liability company of which such director or officer is a member or affiliate of such director or officer (any such person, an "Indemnitor"), to advance expenses or provide indemnification for the same expenses or liabilities incurred by such director or officer are secondary) and it shall be required (subject to the other limitations of this Article VII) to advance the full amount of expenses incurred by such director or officer and shall be liable for the full amount of expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by this Certificate of Incorporation (or any other agreement between the Corporation and such director or officer), without regard to any rights such director or officer may have against any Indemnitor. The Corporation shall have no right to seek contribution or other reimbursement from any Indemnitor for any payments by the Corporation.

Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of any director or officer of the Corporation existing at the time of, or increase the liability of any director or officer with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or modification.

ARTICLE VIII

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, such compromise or arrangement and such reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders of the Corporation, as the case may be, and also on the Corporation.

ARTICLE IX

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation. Subject to any additional vote required by the Certificate, the number of directors of the Corporation shall be determined in a manner set forth in the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

ARTICLE X

Unless the Certificate is amended or repealed with respect to this Article X or unless the Bylaws of the Corporation designate otherwise, the Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE XI

The Corporation shall have perpetual existence.

ARTICLE XII

The name and mailing address of the incorporator is as follows:

Nanette C. Heide
Duane Morris LLP
1540 Broadway, 14th Floor
New York, NY 10036

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate of Incorporation, and, accordingly, have hereunto set my hand this 25th day of April, 2024.

_____
Nanette C. Heide, Sole Incorporator

[*Signature Page to Certificate of Incorporation*]

EXHIBIT D
TEST THE WATERS PAGE



BLUE MAHOE CAPITAL

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Blue Mahoe Capital

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Current Interests

$199,800

80 Investors Interested



Min goal	Stretch Goal
50,000	5,000,000

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ID: BM-TTW-2023
Exemption: Test the Waters
Issue Type: Equity
$10 per share for Class A Common Stock
Accredited Only: No
Financials: Audited
Audited By: Mercurius & Associates LLP
Price per Unit: $10.00
Minimum Investment: $500
Minimum Goal: $50,000
Stretch Goal: $5,000,000
Planned Launch Date: April 15th, 2024

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**Unlocking Caribbean
Diaspora Capital**

David P. A. Mullings // April 2024



The information provided in this presentation is not directed at any investor or category of investors and is provided solely as general information about Blue Mahoe Capital Inc. Nothing in this presentation should be construed as, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy or hold, an interest in any security or investment product. This presentation contains certain statements, estimates and projections that are "forward-looking statements." All statements other than statements of historical fact on this website are forward-looking statements and include statements and assumptions relating to: plans and objectives of management for future operations or economic performance; conclusions and projections about current and future economic and political trends and conditions; and projected financial results and results of operations. These statements can generally be identified by the use of forward-looking terminology including "may," "believe," "will," "expect," "anticipate," "estimate," "continue", "rankings," "intend," "outlook," "potential," or other similar words.

US$3.3 Billion

Annual Remittances To Jamaica

3+ Million

Caribbean-Americans

Problem

Caribbean-Americans Want To Invest But…

- Do not trust governments to *invest* capital from a Diaspora Bond

- Govt. has proven poor at managing businesses, Eg. Air Jamaica, BWIA, Liat

- Do not know who to trust

- Too cumbersome to open an investment account

- Inefficiency - *Island Time* mentality

- Most are not Accredited Investors

Solution
Caribbean-Americans Need…

1. Private sector-led investment vehicle

2. Run by someone from the diaspora who goes back to region often

3. Partnered with financial institutions that are trusted by the diaspora

4. Domiciled in the USA

5. Open to Retail Investors - $100 not just $100,000

~~Hedge Fund~~   ~~Private Equity Fund~~   ~~VC Fund~~   ~~Mutual Fund~~   ~~ETF~~

Holding company ✅

Blue Mahoe Capital, Inc.
- **Experienced investors**
- **Delaware C Corp**
- **Focused first on Real Estate, Private Credit, Asset Management**
- **Opportunity to expand into other areas and countries**
- **Strong advisory team**
- **Plans to list on NASDAQ in 2024**

SYGNUS | CREDIT INVESTMENTS

SPRINT FINANCIAL SERVICES

MAP ex www.mapexjamaica.com

JAMAICA STOCK EXCHANGE

SYGNUS REAL ESTATE FINANCE

NCB CAPITAL MARKETS LIMITED

JN Fund Managers Ltd.

JN Bank

US$5 Million

Target Raise @ US$10 per Share

Building A Caribbean Berkshire Hathaway
The Plan…Phase 3A

- Raise **US$5 Million** from Retail Investors via Reg CF

- **US$10 per Share**; US$500 minimum investment

- Funds used to build **700 units of affordable housing** in Old Harbour, Jamaica

- 1BR selling for **J$8 Million** (~US$51,085)

- N.H.T. = **J$7.5 Million** + JN Bank mortgage

- Ability to Generally Solicit across all 50 US states

PENN VILLAGE

Located in St Catherine, close to Old Harbour, Penn Village is a perfect place for families to own their home. Development of 200 Homes at an affordable price

FEATURES

- Lots sizes start at 2400 sq ft
- Units are 400 sq ft
- Full bathroom
- Kitchenette Cabinets
- Ceramic floors
- Room for expansion to the units









AFFORDABLE HOUSING








PARADIS
Jamaique
V13/N30
EXCLUSIVE
ISLAND FORWARD
Positive Causes — A Positive Effect
MICHAEL LEE-CHIN AND DAVID MULLINGS
SPECIAL
HOTEL AND RESORT FEATURE
FROM PARADIS ISLANDS, PARIS AND ITALY
PLUS
INTER SECTIONALITY
DIASPORA ART FROM THE CREOLE CITY


Bloomberg
Bloomberg
JAMAICA'S RED-HOT STOCK MARKET

Founder, Chairman and CEO

David P. A. Mullings

David P. A. Mullings is the visionary behind Blue Mahoe Holdings and Blue Mahoe Capital. He was the first Future Leaders Representative for the USA on the Jamaica Diaspora Advisory Board which advised the Minister of Foreign Affairs and Foreign Trade of Jamaica and the Prime Minister of Jamaica. He most recently worked for Left Brain Capital, a long-biased hedge fund based in Naperville, Illinois. He has also worked for The RMP Group focused on lower middle-market private equity in the Southeast USA and had three stints at Jamaica National Building Society where he reported directly to the General Manager Earl Jarrett in his last role, overseeing the launch of their internet banking platform, JN Live, all electronic channels for the group (websites, email marketing, social media marketing), headed youth marketing and was part of the product development team designing mortgages, investment products and savings products.

He currently serves on the Alumni Board of Directors for University of Miami and the Latin American and Caribbean Initiatives Advisory Board for the Herbert School of Business at University of Miami. He has previously served as the Chairman of the MIEP (Mentorship Innovation Entrepreneurship Program) for the Development Bank of Jamaica, helped to launch the Jamaica Venture Capital Association, and served on the Board of Directors of the Institute of Caribbean Studies in Washington, D.C. that initiated Caribbean American Heritage Month each June. He has been a mentor for the Branson Centre Entrepreneurship-Caribbean for more than 10 years, a mentor for TEN Habitat in Barbados and graduated from the L.E.A.D. Accelerator Program in Berlin, Germany, run by the family that founded Adidas.

Mr. Mullings graduated with a B. Sc. from the University of Miami at the age of 19 and completed his MBA from the Herbert School of Business at the age of 22. He is an avid student of Warren Buffett and other value investors. Mr. Mullings is based between Orlando and Miami, Florida.

Advisor

Michael Lee-Chin

Michael Lee-Chin, President and Chairman of Portland Holdings (Portland), is widely regarded as a visionary entrepreneur whose philosophy of "doing well and doing good" has resulted in extraordinary business success and inspiring philanthropic initiatives.

In 1983, at the age of 32, Michael borrowed money to purchase $500,000 worth of Mackenzie Financial stock. Four years later, the stock appreciated seven-fold and Michael used the profits to make his first acquisition - a small Ontario-based investment firm called AIC Limited. At the time, Advantage Investment Counsel (a division of AIC Limited) had assets under management of $800,000. Within 20 years, and at its business peak, AIC grew to more than $15 billion under management. In 2009, AIC's retail investment fund business was sold to a leading Canadian financial services group. In 2002, Portland's interests expanded internationally with the acquisition of National Commercial Bank Jamaica Limited (NCB) and its subsidiaries. At the time of purchase, Michael deployed a team with a mandate to improve employee morale, increase customer confidence and modernize the bank's IT infrastructure. Under Michael's stewardship, NCB is now the largest bank in Jamaica with cumulative profits of US$1.45 billion from 2004 to 2017. NCB stands today as Jamaica's largest financial services provider with 37 locations, over 2,500 employees, and offices in Trinidad & Tobago, Barbados, the Cayman Islands, and the United Kingdom. In 2005, Portland partnered with Risley Group to form Columbus International Inc. (Columbus), a diversified telecommunications company whose core operating business is providing cable television services, high speed internet access, digital telephone and internet infrastructure services (retail) and the development of an undersea fiber optic cable network as well as the sale and lease of the telecom capacity provided by the network (wholesale). Columbus operates in 22 countries throughout the Caribbean and Latin America. In 2015 Cable & Wireless Communications, Plc (C&W) acquired Columbus. C&W was acquired by Liberty Global in 2016. Michael's companies hold investments in Liberty Global and its subsidiaries.

In 2016, Michael was appointed Chair of the Government of Jamaica's newly established Economic Growth Council (EGC), in an effort to bolster economic development. Michael is tasked with leading a team from the private and public sectors, to advise the Government of Jamaica on the adoption of a framework of growth initiatives.

Advisor

Ira Perlmutter

Ira is a seasoned family office, finance, investment and restructuring professional. He currently serves on the Board of a bank he acquired for a significant family. He has been the Chairman of the Credit and Compliance Committees for over 11 years. In addition to the bank, Ira also acquired 11 operating companies for the family. He served as Chairman of five of those companies.

Ira also serves as an outsourced Chief Investment Officer for another very significant family working with the Principal and the G2 family members on their various venture investments, financings, businesses and careers. Ira also assisted another substantial family to start a new, direct private equity buyout firm. He has worked on over $20 billion of transactions and has been named one of the top advisors to family offices worldwide.

Ira has also assisted numerous families with underperforming and distressed portfolio companies and real estate. This includes a troubled hotel with a five tier capital structure and multiple guarantees, a public, oil and gas exploration and production company he took private, a substantial, over-levered, real estate portfolio, a fast growing healthcare company, a legacy company with a sunk $30 million investment, he advised to shut down, etc.

Prior to his work in the family office world, Ira served as Bankruptcy Court-appointed, Trustee of the $750 million Daewoo Estate. He led his own financial advisory boutique in over $5.5 billion of complex, US and international restructurings, turnarounds, transactions and situations. He was also a Workout Officer and Special Liaison to the M&A Group for distressed transactions at The Chase Manhattan Bank.

Advisor

Robert Libertini

Robert serves as a Managing Director for Madison Capital Group. He has extensive experience structuring equity, mezzanine, and debt transactions for developers and operators of commercial real estate projects. His experience covers an array of deals throughout the capital stack for a variety of clients spanning from development projects to fully stabilized properties. In his role, Robert works closely with the firms client base in order to spearhead its overall capital raising process.

Prior to Madison, Robert served as the Head of Capital Markets for Mattoni Group, a private equity real estate investment firm that specializes in placing equity and debt with experienced operating and development partners. Robert was responsible for all aspects of capital raising and investor relations, working with the firms clients throughout the entire investment process. Among his other achievements, he was instrumental in the creation of a joint-venture with a global institutional credit investor for the firm's CRE NPL & REO platform. Prior to that, Robert served as managing director at Lloyd Jones Capital, a private equity real estate firm specializing in value-add multifamily investments for institutional investors. His primary responsibility included the facilitation of institutional joint-venture equity for the firm's real estate investments as well as implementing proprietary capital raising strategies.

Before that, Robert was a founding member and senior managing director for Cabrera Capital Markets, a Chicago-based boutique investment bank and broker-dealer. The Firm provides investment banking and full-service institutional brokerage services worldwide. He was central in developing the firm's municipal bond business, fixed income and debt capital markets division as well as establishing the firm's money management affiliate which created a joint-venture with a London-based hedge fund group that had over $20B in AUM.

Earlier in his career, Robert held financial positions with both Unilever Corporation and Cumberland Farms-Gulf Oil. He also served on the board of directors of Joyent, a cloud computing start-up, that successfully completed several rounds of financings and was sold in 2016.

Robert received both a Master of Science in Finance (MSF) degree and a Bachelor of Science degree from Boston College. He also holds securities licenses 7, 24, 27, 63, and 65.

Advisor

Kevin Burrows

Kevin Burrows, CFA CAIA is the Founding Partner and Chief Investment Officer (CIO) of Diomedea. He is the former outsourced CIO to the Adi Dassler International Family Office (ADIFO), the wealth management arm of the heirs of the founder of Adidas.

Kevin has over 25 years of experience in the financial services industry, including an international posting as Director and Chief Investment Officer of London-based Nedgroup Investments. While at Nedgroup, he had overall management responsibility for the London office and directed their international and hedge funds with assets of approximately $1 billion.

Mr. Burrows received a BA in Economics (Cum Laude) from Yale University in 1993 and a Masters in Finance from Cambridge University in 1997. He holds both the Chartered Financial Analyst (CFA) and Chartered Alternative Investment Analyst (CAIA) designations and is a Past President and Director of the CFA Society The Bahamas. Mr. Burrows was formerly a Lecturer in the School of Business at the University of the Bahamas and is the CFA Society representative and Chairman of the Government of the Bahamas Fiscal Responsibility Council (FRC).

Jay Madan

Jay Madan, is an advisor, board member and operational executive with 30 years combined top-management consulting and C-suite operating experience in biotechnology, life sciences and software development industries.

Mr. Madan's passion has been as a serial entrepreneur, having invested in or founded companies in biopharmaceutical drug development, biopharma services, medical device and technology, including health IT with focuses in big data and artificial intelligence. Mr. Madan founded Innovate Biopharmaceuticals, Inc. in 2012, took the company public in 2018 (Nasdaq: INNT), and merged with RDD Pharma in 2020, to create the GI-focused 9 Meters Biopharma, Inc. (Nasdaq: NMTR). At Innovate Mr. Madan served as president, chief business officer, Board of Directors member, and as the interim principal financial officer/interim principal accounting officer (CFO). Mr. Madan was responsible for raising more than $70M in equity and debt and licensed or acquired the company's 3 assets which were in Phase 3 and Phase 2 clinical development. Additionally, Mr. Madan oversaw all aspects of corporate operations, business development, intellectual property, research collaborations, R&D, and CMC (manufacturing). Mr. Madan holds a B.S. in chemical engineering from University of Mumbai and pursued M.S. in chemical engineering from Washington State University.

Advisor

John Quelch

John Quelch was dean of the University of Miami Herbert Business School and the University's vice provost for executive education from July 1, 2017, to December 31, 2022. Quelch has a wealth of senior leadership experience, having previously served as the dean and senior associate dean at three internationally-recognized business schools.

Prior to joining the Miami Herbert Business School, Quelch was the Charles Edward Wilson Professor of Business Administration at Harvard Business School. He also held a joint appointment as professor of health policy and management at the Harvard T.H. Chan School of Public Health – the first to hold dual primary appointments in those two schools, and one of only a few faculty members across Harvard University with this distinction. Prior to his most recent time at Harvard, Quelch was dean, vice president and distinguished professor of international management of the China Europe International Business School (CEIBS) from 2011 to 2013. Under his leadership, annual revenues increased by more than 25% to over $100 million; the school's MBA global ranking in the *Financial Times* improved from 24 to 15 and its Executive MBA ranking from 18 to 7; and the school launched programs to integrate faculty and staff activities across four CEIBS operations in Shanghai, Beijing, Shenzhen and Ghana.

From 1998 to 2001, Quelch served as dean of the London Business School, where he helped transform the school into a globally competitive institution and launched seed capital funds to invest in student and alumni start-ups. Quelch initially joined Harvard Business School in 1979, holding a number of positions over the years, including Sebastian S. Kresge Professor of Marketing, co-chair of the marketing department and Lincoln Filene Professor of Business Administration. He served as senior associate dean of Harvard Business School from 2001 to 2010. Quelch is the author, co-author or editor of 25 books, as well as numerous business case studies on leading international organizations. He also is known for his teaching materials and innovations in pedagogy; during the past 35 years, his case studies have sold more than 4 million copies.

Quelch has served on numerous corporate, nonprofit and public agency boards, including as chairman of the Massachusetts Port Authority. He is a member of the Trilateral Commission and the Council on Foreign Relations. Quelch earned a BA and an MA from Exeter College, Oxford University; an MBA from the Wharton School of the University of Pennsylvania; an MS from the Harvard School of Public Health; and a DBA in business from Harvard Business School. In addition to the United Kingdom and the U.S., he has lived in Australia, Canada and China. He was appointed a Commander of the Order of the British Empire (CBE) in 2011, and in 2017 was elected a Fellow of the American Academy of Arts and Sciences.

Advisor

Khristina Surgeon

Khristina Surgeon was born in Trelawny, Jamaica and migrated to the United States in 2002. She is a past student of the prestigious Trelawny all-girls school, Westwood High School. In May, 2005, at 18 years old, Khristina became the youngest graduate from Manchester Community College in Connecticut with a Paralegal Studies degree. After completing her studies, she worked for a prominent environmental law firm in the state which represented commercial establishments, landowners and select individuals with environmental compliance, enforcement defense, dispute resolution, cost recovery, remediation, and legislative/policy objectives. She was charged with working collaboratively with teams of legal and technical experts to assess and develop strategies for resolving legal issues in the context of complex business transactions and liability disputes.

Khristina later pursued her Bachelor's Degree in International Studies and a minor in Political Science at Saint Joseph College, now known as University of Saint Joseph in West Hartford, CT where she graduated Summa Cum Laude. She went on to earn her Masters Degree in Business Administration, focusing on Business Analytics (Summa Cum Laude), in 2020 at the University of Hartford in West Hartford, CT.

She currently works at a fortune 500 company, Cigna, as a Contract Lead Analyst. She has spent over twelve years at Cigna in the corporate and regulatory compliance arena. She has worked cross-functionally in various roles to negotiate solutions with business partners, resolve contract issues and improve business processes. Her ability to utilize professional knowledge and acumen from various disciplines to develop models and procedures, while at the same time monitoring trends and ensuring compliance risks are minimal makes her an essential part of this advisory board.

Advisor

Dr. Catherine Goodall Jackson

Dr. Catherine Goodall Jackson is an accomplished Marketing Executive with over 20 years of crafting targeted marketing strategies and orchestrating impactful campaigns inclusive of signature events and digital content while handling all back-end tasks accurately and efficiently. Demonstrated talents for innovation, brand building, execution, channel development and leading strategic communications in several industries. Confident and decisive when determining direction, building marketing plans, and delivering presentations. Insightful with in-depth industry experience and continual efforts to remain updated on the latest industry innovations. She is a Director of a number of companies listed on the Jamaica Stock Exchange.

With a heart for people, she journeyed to the prestigious Broward University in the early 2000s to study the Arts. By 2007, she earned her bachelor's in Sociology and Anthropology and a Master's in Business Administration from Florida International University and is now a certified John Maxwell coach, speaker, and trainer and has completed her PhD in Pastoral Psychology – Temperament Therapy. She blends her knowledge to inspire and develop people and grow businesses.

She is a leader who demonstrates power without undue harshness. She is a marketing maven who has led marketing and commercial departments for several multi-national and publicly listed companies as well as has served and continues to serve as Director on several public, private, and non-profit boards. Her love for people building and the development of Jamaica awarded her the Governor General Achievement Award for Leadership and Nation Building in 2019.

Catherine has an entrepreneurial spirit that thrives in an environment that allows the freedom to innovate and take risks. Her work as Director of Project Development at Food for the Poor delivered housing to displaced individuals, schools, and health centers in struggling communities across the island. Belief in the cause of UN Women for equal rights and opportunities for women led to her being Project Lead for the UNWOMEN WIN: WIN program.

She is a part of the READY TO EMERGE trio as a co-founder, unlocking leadership and personal potential to many as well as showcasing the stories of many prominent Caribbean leaders through their YouTube series Detour Essentials Live. Catherine is also a co-founder of REDEFINE Business Services Limited, a business consultancy helping MSMEs create processes, strategies, structure, and resources to succeed.

Advisor

Khristina Surgeon

Khristina Surgeon was born in Trelawny, Jamaica and migrated to the United States in 2002. She is a past student of the prestigious Trelawny all-girls school, Westwood High School. In May, 2005, at 18 years old, Khristina became the youngest graduate from Manchester Community College in Connecticut with a Paralegal Studies degree. After completing her studies, she worked for a prominent environmental law firm in the state which represented commercial establishments, landowners and select individuals with environmental compliance, enforcement defense, dispute resolution, cost recovery, remediation, and legislative/policy objectives. She was charged with working collaboratively with teams of legal and technical experts to assess and develop strategies for resolving legal issues in the context of complex business transactions and liability disputes.

Khristina later pursued her Bachelor's Degree in International Studies and a minor in Political Science at Saint Joseph College, now known as University of Saint Joseph in West Hartford, CT where she graduated Summa Cum Laude. She went on to earn her Masters Degree in Business Administration, focusing on Business Analytics (Summa Cum Laude), in 2020 at the University of Hartford in West Hartford, CT.

She currently works at a fortune 500 company, Cigna, as a Contract Lead Analyst. She has spent over twelve years at Cigna in the corporate and regulatory compliance arena. She has worked cross-functionally in various roles to negotiate solutions with business partners, resolve contract issues and improve business processes. Her ability to utilize professional knowledge and acumen from various disciplines to develop models and procedures, while at the same time monitoring trends and ensuring compliance risks are minimal makes her an essential part of this advisory board.

The Caribbean is full of opportunities but the perception is that *small islands equals small returns.* **The Diaspora knows that there are** *outsized returns* **to be generated in a region with** *a lack of equity capital* **flowing in as they move from** *inefficiency* **to efficiency.**

David Mullings

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EXHIBIT E
SUBSCRIPTION AGREEMENT

BLUE MAHOE CAPITAL INC.
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

Blue Mahoe Capital Inc.
Attn: David Mullings
1111 Brickell Ave / Floor 11
Miami, FL 33131

Ladies and Gentlemen:

I commit and subscribe to purchase from BLUE MAHOE CAPITAL INC., a Delaware Limited Liability Company (the "Company") "Equitys" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Equitys subscribed to hereby shall be issued to me in the form of shares.

With respect to such purchase, I hereby represent and warrant to you that:

1   Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2   Subscription.

a. I hereby subscribe to purchase the number of Equitys set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Equitys subscribed.
   Principal Amount of Equitys . . . . [1]

   (1) A minimum purchase of $500, is required for individual investors. Amounts may be subscribed for in $100 increments.

b. I have funded my purchase via ACH, wire transfer or I am enclosing a check made payable to **"SILICON PRAIRIE PORTAL & EXCHANGE FBO BLUE MAHOE CAPITAL INC."** in an amount equal to 100% of my total subscription amount.
   Portal Transaction ID (TXID) . . . .

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3 Representations of Investor.

In connection with the sale of the Equitys to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the FORM-C, dated on or about 2023-12-18 00:00:00, (the "Memorandum"), relating to the offering of the Equity.

a. I have carefully read the Memorandum, including the section entitled "Risks Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Equitys.

b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the Chairman & Chief Executive Officer of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Equitys, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Equitys).

d. I understand that an investment in the Equitys is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Equitys. I can bear the economic risk of an investment in the Equitys for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the Equitys, that there are significant restrictions on the transferability of the Equitys and that for these and other reasons, I may not be able to liquidate an investment in the Equitys for an indefinite period of time.

f. I have been advised that the Equitys have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are paid.

4 Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Equitys, (ii) the purchase of the Equitys is a long-term investment, (iii) the transferability of the Equitys is restricted, (iv) the Equitys may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Equitys.

b. I represent and warrant that I am purchasing the Equitys for my own account, for long term investment, and without the intention of reselling or redistributing the Equitys. The Equitys are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Equitys. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Equitys in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Equitys and for which the Equitys were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Equitys by me (i) may require the consent of the Chairman & Chief Executive Officer of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5 Additional Representations of Investor.

In connection with the sale of the shares to me, I further represent and warrant to the Company as follows:

a. **Individual Investor Only.** I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the shares. The Subscription Agreement and the shares are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. **Entity Investor Only.** The undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the shares and to subscribe for and purchase the shares subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the shares as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the shares by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the shares are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the shares for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the shares are derived from legitimate and legal sources, and neither such funds nor any investment in the shares (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the shares.

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the shares to me, and the shares would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the shares.

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the shares to me.

g. I acknowledge and agree that any approval or consent of a shares holder required under the shares may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6 Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:

☐   i.   I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

☐   ii.   I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

☐   iii.   I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

☐   iv.   I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[2]

☐   v.   I am a director or executive officer of BLUE MAHOE CAPITAL INC.

[2] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:

☐   i.   The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

☐   ii.   The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

☐   iii.   The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

☐   iv.   The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

☐   v.   The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

☐   vi.   The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐   vii.   The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

     ☐   (1)   the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

     ☐   (2)   the employee benefit plan has total assets in excess of $5,000,000; or

     ☐   (3)   the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

☐   viii.   The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐   ix.   The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Equitys and one or more of the following is true (check one or more, as applicable):

     ☐   (1)   an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

     ☐   (2)   a corporation;

     ☐   (3)   a Massachusetts or similar business trust;

     ☐   (4)   a partnership; or

     ☐   (5)   a limited liability company.

    ☐   x.   The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Equitys and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Equitys.

    ☐   xi.   The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

    ☐   xii.   The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

    ☐   xiii.   The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

    ☐   xiv.   The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

    ☐   xv.   The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

    ☐   xvi.   The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

    ☐   xvii.   The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

    ☐   xviii.   The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. **Non-Accredited Investors.**
    ☐   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor; that the information regarding my income, networth and outside investments provided to the portal are true and correct.

7 Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Equitys. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: ______________________

____
Signature

____
Name (Typed or Printed)

____
Social Security Number

____
Telephone Number

____
Residence Street Address

____
City, State & Zip Code
(Must be same state as in Section 1)

____
Mailing Address
(Only if different from residence address)

____
City, State & Zip Code

____
Email address

Dated: ______________________

____
Signature of Second Individual, if applicable

____
Name (Typed or Printed)

____
Social Security Number

____
Telephone Number

____
Residence Street Address

____
City, State & Zip Code
(Must be same state as in Section 1)

____
Mailing Address
(Only if different from residence address)

____
City, State & Zip Code

____
Email address

Individual Subscriber Type of Ownership:

The Equitys subscribed for are to be registered in the following form of ownership:

☐ Individual Ownership

☐ Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

☐ Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

☐ Cash ☐ CD ☐ Liquidation ☐ Margin or Bank Loan ☐ Money Market ☐ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____   _____
Name of Entity (Typed or Printed)   Telephone Number

_____   _____
Signature of Authorized Person   Entity's Tax Identification Number

, _____   _____
Name & Title (Typed or Printed) of Signatory   Contact Person (if different from Signatory)

_____   _____
Principal Executive Office Address   Mailing Address
                                                                        (If different from principal executive office)

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)

_____   _____
Email address   Email address

Entity Subscriber Type of Ownership:

The Equitys subscribed for are to be registered in the following form of ownership (check one):

☐   Partnership

☐   Limited Liability Company

☐   Corporation

☐   Trust or Estate (Describe, and enclose evidence of authority :

☐   IRA Trust Account

☐   Other (Describe) :

ACCEPTANCE

This Subscription Agreement is accepted by BLUE MAHOE CAPITAL INC. on

As to: the principal amount in Equitys set forth in Item 2.a.; or Equitys.

BLUE MAHOE CAPITAL INC.

By:. . . . .
Name: David Mullings
Its: Chairman & Chief Executive Officer

Counterpart Signature Page to Bylaws of Blue Mahoe Capital Inc.

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the Bylaws of Blue Mahoe Capital Inc., as the same may be amended from time to time, and hereby authorizes Blue Mahoe Capital Inc. to attach this counterpart signature page to the Bylaws as executed by the other parties thereto.

_____	_____
Signature	Signature of Second Individual, if applicable
_____	_____
Name (Typed or Printed)	Name (Typed or Printed)